International Development Corp.
                         534 Delaware Avenue, Suite 412
                             Buffalo, New York 14202
                               Tel. (416) 490-0254


                                January 24, 2006

Ms.  Pamela  A.  Long
Assistant  Director
Division  of  Corporation  Finance
U.S.  Securities  and  Exchange  Commission
Washington,  D.C.  20549

     Re:  International Development Corp. Preliminary Information Statement on
          Schedule 14C Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 File No. 000-31343

Dear  Ms.  Long:

     With respect to the above-captioned matter, please be advised that International Development Corp. (the "Company") has amended its Form 10-KSB/A for the Fiscal Year Ended August 31, 2004 to reflect the changes required therein as requested by you. We have also amended our Preliminary Schedule 14C as requested. Please be advised that the Company is not required to obtain stockholder approval for the Stock Plan, and all discussion with respect thereto has been eliminated. The changes made are noted in an attachment to this letter. Copies of both filings with the changes noted thereon are included for your convenience.

     The  Company  hereby  acknowledges  the  following:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or comments about this letter to the undersigned at the address and telephone number indicated above, as well as the Company's attorney, Norman T. Reynolds, Esq. at 815 Walker Street, Suite 1250, Houston, Texas 77002, telephone (713) 237-3135. Thank you.

                                             Very  Truly  Yours,

                                             /s/  Betty-Ann  Harland

                                             Betty-Ann  Harland

Enclosures

                              RESPONSE TO REQUESTS

     1.   Please  see  the  enclosed.

     2. The sale of certain assets of Freshwater Technologies, Inc. is not being submitted to the stockholders for action and therefore Section 14(c) of the Exchange Act does not apply. The sale was approved by the Board of Directors in accordance with their business judgment. The assets disposed of were not material in view of the liabilities extinguished and the asset of International Development Corp.
          represented by the Wataire Industries, Inc. exclusive license. Freshwater was an inactive business, which we decided to terminate due to the highly competitive and expensive nature of the water treatment business. Messrs. Weissengruber and Robertson were owed considerable sums for past due salaries, which we could not pay. In addition, we had employment agreements with both of them. They offered to take over the non-material assets in exchange for the termination of all amounts owed to them and a release by all parties of any liabilities under the employment agreements. The net effect of the transaction was that International Development and Freshwater were relieved of liabilities which exceeded assets in the amount of $134,532.17, and that Freshwater Technologies, Inc. is now debt free. As a result of the foregoing, we will be able to focus our attention upon our new business model and the marketing of our new Wataire technology.

     3.   Please  see  the  clarification.

     4.   Done.

     5.   Done.

     6.   Please  see  the  clarification.

     7.   Done.

     8.   Done.

     9.   Done.

     10. Stockholder approval of the Stock Plan was not required. The discussion with respect to the Stock Plan has been removed.

     11. Stockholder approval of the Stock Plan was not required. The discussion with respect to the Stock Plan has been removed.

     12. Stockholder approval of the Stock Plan was not required. The discussion with respect to the Stock Plan has been removed.

     13.  Done.  See  the  enclosed.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              ____________________________________________________

                                  FORM 10-KSB/A
                                 AMENDMENT NO. 4

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED AUGUST 31, 2004.

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______ TO ________

                          COMMISSION FILE NO. 000-31343

                         INTERNATIONAL DEVELOPMENT CORP.
               (Exact name of issuer as specified in its charter)

             (Exact name of registrant as specified in its charter)

                                 OZOLUTIONS INC.
             (Previous name of issuer, while a Delaware corporation)

                     NEVADA                                 98-0229321
         (State or other jurisdiction                    (I.R.S. Employer
       of incorporation or organization)                Identification No.)

  30 DENVER CRESCENT, SUITE 200, TORONTO, ONTARIO, CANADA     M2J 1G8
         (Address of principal executive offices)           (Zip Code)

       Registrant's telephone number, including area code: (416) 490-0254


Securities registered under Section 12(b) of the Exchange Act: NONE.

Securities registered under Section 12(g) of the Exchange Act: COMMON STOCK, PAR
                                                         VALUE $0.001 PER SHARE.
                                                             (Title of class)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     State issuer's revenues for its most recent fiscal year: $22,950.00.

     State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of November 30, 2004: $491,000.00.

     Indicate the number of shares outstanding of each of the registrant's classes of common stock as of November 30, 2004: 49,104,430.

                                EXPLANATORY NOTE

On December 14, 2004, we filed with the Securities and Exchange Commission (the "SEC") our Annual Report on Form 10-KSB for the period ended August 31, 2004, file number 000-31343. In that Annual Report, file number 000-31343, we incorrectly stated that we had terminated our water purification business. The mistake was unintentional and a result of oversight.

This Amended Annual Report is being filed to disclose that we did not terminate our water purification business, but, rather, transferred our water purification business to our wholly-owned subsidiary, Freshwater Technologies, Inc., which was formed on January 21, 2005. Although we had disclosed our intent to get out of direct management of the water related business in our Form 10-KSB for the Fiscal Year Ended August 31, 2004, we ultimately decided that we could realize most value from the water purification-related assets by creating a wholly owned subsidiary to carry on our water purification business.

This Amended Annual Report clarifies that the water purification business was never terminated by us, but is currently being continued through our wholly-owned subsidiary, Freshwater Technologies, Inc.

THIS AMENDED FILING HAD NO MATERIAL EFFECT ON OUR FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE FISCAL YEAR ENDED AUGUST 31, 2004.

Except as described above, no other changes have been made to our annual report on Form 10-KSB. For the convenience of the reader, this Form 10-KSB/A sets forth the complete text of the annual report for the fiscal year ended August 31, 2004 rather than just the amended portions thereof. To preserve the nature and character of the disclosures set forth in these Items as originally filed, this Form 10-KSB/A continues to speak as of December 14, 2004, and we have not updated the disclosures in this Form 10-KSB/A to speak as of a later date or to reflect events which occurred at a later date.

The filing of this Form 10-KSB/A is not an admission that the disclosures in our Annual Report on Form 10-KSB, file number 000-31343, when made, knowingly included any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made therein not misleading.

                                TABLE OF CONTENTS

Item 1.     Description of Business. . . . . . . . . . . . . . . . . . . . . . 1
Item 2.     Description of Property. . . . . . . . . . . . . . . . . . . . . . 8
Item 3.     Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . . 8
Item 4.     Submission of Matters to a Vote of  Security  Holders. . . . . . . 8
Item 5.     Market for Common Equity and Related Stockholder Matters . . . . . 9
Item 6.     Management's Discussion and Analysis or Plan of Operation. . . . .10
Item 7.     Financial Statements . . . . . . . . . . . . . . . . . . . . . . .12
Item 8.     Changes In and Disagreements With Accountants on Accounting and
            Financial Disclosure . . . . . . . . . . . . . . . . . . . . . . .12
Item 8A.    Controls and Procedures. . . . . . . . . . . . . . . . . . . . . .12
Item 9.     Directors and Executive Officers of the Registrant . . . . . . . .13
Item 10.    Executive Compensation . . . . . . . . . . . . . . . . . . . . . .16
Item 11.    Security Ownership of Certain Beneficial Owners and Management
            and Related Stockholder Matters. . . . . . . . . . . . . . . . . .18
Item 12.    Certain Relationships and Related Transactions . . . . . . . . . .18
Item 13.    Exhibits and  Reports on Form 8-K. . . . . . . . . . . . . . . . .19
Item 14.    Principal Accountant Fees and Services . . . . . . . . . . . . . .20

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS.

     Statements in this Form 10-KSB Annual Report may be "forward-looking Statements." Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by our management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and probably will, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this Form 10-KSB Annual Report, including the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in other documents which we file with the Securities and Exchange Commission.

     In addition, such statements could be affected by risks and uncertainties related to our financial condition, factors that affect our industry, market and customer acceptance, competition, government regulations and requirements and pricing, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 10-KSB Annual Report.

GENERAL

     International Development Corp., a Nevada corporation, was formerly known as Ozolutions Inc., a Delaware corporation. We changed our name and state of domicile on December 9, 2004. See, "Change of Domicile." Our previous business had been that of international marketing and distribution of water purification systems using ultra violet, ozone and water activator technology. The markets we primarily targeted were located in the United States, Canada, Mexico, Costa Rica, Peru, and Panama. In addition, we are formulating a new business plan and concentrating our efforts on identifying and closing focused acquisitions, building our company through steady planned growth. To that end we are reviewing investment options but have not entered into any agreements beyond the review at this stage. As of the date of this Amended Report, we have not entered into any definitive agreements.


     A  brief  discussion  of  our previous activities is in order.

     Ozone Technology. On June 12, 2000, we purchased the exclusive marketing rights to distribute the products of "Hankin Ozone Systems, LTD" in Canada, the Caribbean, and Mexico from 1421209 Ontario Limited. We agreed to pay the sum of $1,017,217, and issue 8,000,000 shares of our common shares. In November 2000, 8,000,000 shares of our common stock were delivered to 1421209 Ontario Limited. We had an agreement to repurchase 6,000,000 of the 8,000,000 shares for $81,699 which we decided to cancel in August 2004. In April 2002, the agreement with 1421209 Ontario Limited was cancelled and the obligation to pay $1,000,000 to 1421209 Ontario Limited was no longer due. We wrote-off the net marketing rights of $762,743 and the outstanding obligation of $1,000,000, and recorded an extraordinary gain from the cancellation of the agreement of $237,257. We paid $50,000 directly to Hankin Ozone Systems, LTD for the same marketing rights which we recorded as an expense during the year ended August 31, 2002. In September 2004, Hankin was placed into bankruptcy, and the deposit of $22,292 for certain units was written off as of August 31,2004.

     Water-activated Technology. In August 2001, we acquired non-exclusive distribution rights to an activated water system from ELCE International Inc. for Mexico and the Caribbean markets including Panama, Costa Rica, Ecuador and Peru. No fees were paid for these rights. In September 2003, we approved the issuance of 250,000 shares of our restricted common stock to the president of ELCE and the cancellation of an option to purchase

500,000 shares of our common stock at $0.50 per share in order to maintain the existing relationship in Canada. The issuance of the common stock resulted in a charge against earnings of $15,000 in 2004.

UV Pure Products. In order to provide viable technology and pricing options to residential customers for drinking water solutions, we entered into distribution agreements with UV Pure in 2004 with the intent to distribute ultra violet home treatment systems in select markets in Latin America and the United States. We have since terminated the agreements.

In the opinion of our management, we could realize most value from our water purification-related assets by creating a wholly owned subsidiary to carry on the water purification business.

On January 21, 2005, we formed a wholly-owned subsidiary, Freshwater Technologies, Inc., for the purpose of transferring our water purification-related assets and business to Freshwater Technologies, Inc. We are now conducting all of our water purification-related business through Freshwater Technologies, Inc.

Change in Control

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland paid the sum of $25,000 for the shares.

CHANGE IN CONTROL

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland was elected as our chairman of the board, chief executive officer and director on September 23, 2004. Ms. Harland paid the sum of $25,000 for the shares. Pursuant to the acquisition agreement, the shares of common stock acquired by Ms. Harland may be converted into shares of our voting preferred stock upon terms to be determined.

     On October 12, 2004, 1421209 Ontario Limited granted to us an option to redeem 3,000,000 shares of our common stock, which are currently held in escrow, for a total sum of $25,000.00, payable in two installments. The first installment of $10,000 was paid by us on October 12, 2004, and the balance of $15,000.00 is due on or before February 1, 2005. In the event that we do not pay the second installment of $15,000.00, our option to redeem the 3,000,000 shares of our common stock will terminate. In any event, Betty-Ann Harland will retain her proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited.

     Following the acquisition of our shares by Ms. Harland, she was elected our chairman and chief executive officer. In addition, Max Weissengruber, Douglas Robertson, Robert W. Gingell, and Arthur N. Kelly were elected as our officers and directors. At the same time, D. Brian Robertson was elected our chief financial officer.

     Because of the change in ownership of voting stock and the composition of the board after the closing of the agreement, there was a change in control.

CHANGE OF DOMICILE

     On December 9, 2004, a majority of our stockholders voted to approve a change in our state of incorporation from Delaware to Nevada by means of a merger permitted under the corporate statutes of both states.

     The merger was between Ozolutions, Inc., a Delaware corporation, and International Development Corp., a Nevada corporation, organized by us for the specific purpose of the change of domicile. The merger was consummated pursuant to a Plan of Merger. The Plan of Merger provided that Ozolutions, Inc. merge with and into International Development Corp. Following the merger, International Development Corp. was the surviving entity.

     International Development Corp. was a newly formed corporation with one share of common stock issued and outstanding held by Betty-Ann Harland, our chairman and chief executive officer, with only minimal capital and no other assets or liabilities. The terms of the merger provided that the existing stockholders of Ozolutions, Inc. would be entitled to receive one share of the common stock of International Development Corp. for every one share of the common stock of Ozolutions, Inc. held by the common stockholders of Ozolutions, Inc. In addition, the then currently issued one share of the common stock of International Development Corp. held by Ms. Harland was cancelled. As a result, following the merger, the former stockholders of Ozolutions, Inc. became the only stockholders of the newly merged corporation.

     The change of domicile did not interrupt the existence of Ozolutions, Inc. Each share of our common stock remained issued and outstanding as one share of the common stock of International Development Corp. after the change of domicile from Delaware to Nevada.

     We chose to change our state of incorporation in order to take advantage of several features of Nevada corporate law which are expected to help us reduce our taxes and to facilitate our corporate actions. A comparison of Nevada and Delaware law follows:

- Corporations domiciled in Nevada do not pay a franchise tax or a corporate income tax. Delaware imposes a corporate income tax.

- Under Nevada law, unless otherwise provided in the articles of incorporation, a corporation that desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding shares of the same class or series held by each stockholder of record at the effective date and time of the change, except as otherwise provided in subsections 2 and 3 of Chapter 78.207 of the Nevada Revised Statutes, may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders. The resolution may also provide for a change of the par value, if any, of the same class or series of the shares increased or decreased. After the effective date and time of the change, the corporation may issue its stock in accordance therewith.

     The second bullet point above is especially important to us, inasmuch as we will be able to change our authorized shares to more efficiently meet our current needs. Presently, we need to go to the time and expense of having a stockholders' meeting in order to change our authorized shares. We must be able to quickly deal with situations calling for us to modify our capital structure.

     Officers and Directors. Before the change of domicile, our board of directors consisted of five members, Betty-Ann Harland, Max Weissengruber, Douglas Robertson, Robert W. Gingell, and Arthur N. Kelly. Upon the change of domicile, our board of directors consists of the same individuals who were also the directors of International Development Corp.

     Resales of Our Common Stock. Pursuant to Rule 145 under the Securities Act, due to the merger of Ozolutions, Inc. with International Development Corp., the exchange of our shares of common stock in the Delaware corporation for shares of the common stock of the Nevada corporation was exempt from registration under the Securities Act, since the sole purpose of the transaction was a change of our domicile within the United States. The effect of the exemption is that the shares of our common stock issuable in the change of domicile may be resold by the former stockholders without restriction to the same extent that such shares may have been sold before the change of domicile.

     Accounting for the Transaction. Upon consummation of the change of domicile, the historical financial statements of the Delaware corporation became the historical financial statements of the Nevada corporation. Total stockholders' equity was unchanged as a result of the change of domicile.

EMPLOYEES

     As of November 30, 2004, we employed two consultants, including two full-time executives and one part-time clerical employee. None of these employees are covered under a collective bargaining agreement.

RISK FACTORS

RISKS RELATING TO OUR BUSINESS

UNDER OUR NEW BUSINESS MODEL, WE ARE A NEW BUSINESS WITH A LIMITED OPERATING HISTORY AND ARE NOT LIKELY TO SUCCEED UNLESS WE CAN OVERCOME THE MANY OBSTACLES WE FACE.

     Under our new business model, we have a limited operating history. We have not recently engaged in active business operations.

     To date, our efforts have been devoted primarily to the following:

-    Organizational  activities;

-    Developing  a  business  plan  for  our  business;

-    Obtaining  funding;  and

- Conducting research and working toward the ultimate successful development of our products and services.

     We are still in our formative stage with respect to the development of our business plan going forward. You should be aware of the difficulties, delays and expenses normally encountered by an enterprise which has reorganized, many of which are beyond our control, including unanticipated expenses, employment costs, and administrative expenses. We cannot assure our stockholders that our proposed business plans as described in this Annual Report will materialize or prove successful, or that we will ever be able to finalize development of our products or services or operate profitably. If we cannot operate profitably, you could lose your entire investment. As a result of the nature of our business, initially we expect to sustain substantial operating expenses without generating significant revenues.

GROWTH BY ACQUISITION.

     Our business strategy includes the attainment of substantially all of our growth through our ability to successfully execute our acquisition model. Any time a company growth strategy depends on the acquisition of other companies there is substantial risk. In order to pursue a growth by acquisition strategy successfully, we must identify suitable candidates for these transactions, complete these transactions, and manage post-closing issues such as the integration into our corporate structure. Integration issues are complex, time consuming and expensive and, with out proper planning and implementation, could significantly disrupt our business including, but not limited to, the diversion of management's attention, the loss of key business and/or personnel from the acquired company, unanticipated events, and legal liabilities. If the business becomes impaired, there could be partial or full write-offs attributed to the acquisition.

COMPETITION.

     We face intense competition in all the business segments in which we have identified to do business. Some competitors will have substantially greater resources, including greater financial resources, larger customer base, and greater name and brand recognition. Any of these circumstances could have a material adverse effect on our business development, financial condition, results of operations.

FUTURE CAPITAL REQUIREMENTS; UNCERTAINTY OF FUTURE FUNDING.

     Our plan of operation calls for additional capital to facilitate growth and support our long-term development and acquisition strategy marketing programs. It is likely that we will have to seek additional financing through future public or private sales of our securities, including equity securities. We may also seek funding for the development and acquisitions marketing of our products through strategic partnerships and other arrangements with investment partners. There can be no assurance, however, that such collaborative arrangements or additional funds will be available when needed, or on terms acceptable to us, if at all. Any such additional financing may result in


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
significant dilution to existing stockholders. If adequate funds are not available we may be required to curtail one or more of our future activates programs.

THERE IS SUBSTANTIAL DOUBT THAT WE CAN CONTINUE AS A GOING CONCERN.

     We expect to incur significant capital expenses in pursuing our development and acquisition strategy plans to increase sales volume, expanding our product lines and obtaining additional financing through stock offerings, or licensing agreements or other feasible financing alternatives. In order for us to continue our operations, we will require additional funds over the next 12 months. While we hope we will be able to generate funds necessary to maintain our operations, without additional funds there will be a limitation to the number of new projects that we could take on, which may have an effect on our ability to maintain our operations. Additional financing may not be available on terms favorable to us, or at all. If additional funds are not available, we may not be able to execute our business model plan or take advantage of business opportunities. Our ability to obtain such additional financing and to achieve our operating goals is uncertain. In the event that we do not obtain additional capital or are not able to increase cash flow through the increase of in revenues, there is a substantial doubt of our being able to continue as a going concern.

     Additionally, it should be noted that our independent auditors have included a going concern opinion and related discussion in the notes to our financial statements. The auditors have included the going concern provision because we have incurred significant and recurring losses and have a large working capital deficit that the auditors believe raises substantial doubt about our ability to continue as a going concern. Until such time we receive additional debt or equity financing, there is a risk that our auditors will continue to include a going concern provision in the notes to our financial statements.

DEPENDENCE ON KEY EMPLOYEES.

     Our business is dependent upon our senior executive officers, principally, Max Weissengruber, our chief operating officer, who is responsible for our operations, including marketing and business development. We have an employment agreement with Mr. Weissengruber and he has indicated a desire to continue his employment with us for the long term. Our business may be adversely affected if Mr. Weissengruber left our employ. In the event of future growth in administration, marketing, manufacturing and customer support functions, we will need to increase the depth and experience of our management team by adding new members. Our success will depend to a large degree upon the active participation of our key officers and employees. Loss of services of any of the current officers and directors, especially Mr. Weissengruber, could have a significant adverse effect on our operations and prospects. There can be no assurance that we will be able to employ qualified persons on acceptable terms to replace officers who become unavailable.

NEED FOR ADDITIONAL SPECIALIZED PERSONNEL.

     Although we are committed to the continued development and growth of our business, the addition of specialized key personnel and sales persons to assist us in the execution of our business model. There can be no assurance that we will be able to locate and hire such specialized personnel on acceptable terms.

DEPENDENCE ON ABILITY TO MARKET SERVICES.

     Due to our limited resources, the execution of our business model sales and marketing of our services has been limited to date. Our success is dependent upon our ability to execute with such limited resources.

TERRORISM.

     Terrorist acts or acts of war may cause damage or disruption to or business or business strategy, which could adversely impact revenues, ability to do acquisitions, and financial condition.

Risks Relating to Our Stock

WE MAY NEED TO RAISE ADDITIONAL CAPITAL. IF WE ARE UNABLE TO RAISE NECESSARY ADDITIONAL CAPITAL, OUR BUSINESS MAY FAIL OR OUR OPERATING RESULTS AND OUR STOCK PRICE MAY BE MATERIALLY ADVERSELY AFFECTED.

     Because we are a newly reorganized company, we need to secure adequate funding. If we are unable to obtain adequate funding, we may not be able to successfully develop and market our products and services and our business will most likely fail. We do not have commitments for additional financing. To secure additional financing, we may need to borrow money or sell more securities, which may reduce the value of our outstanding securities. We may be unable to secure additional financing on favorable terms or at all.

     Selling additional stock, either privately or publicly, would dilute the equity interests of our stockholders. If we borrow more money, we will have to pay interest and may also have to agree to restrictions that limit our operating flexibility. If we are unable to obtain adequate financing, we may have to curtail business operations which would have a material negative effect on operating results and most likely result in a lower stock price.

OUR COMMON STOCK HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PRICE THAT YOU PAY FOR THE SHARES.

     Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. During 2002 and 2003, and through the date of this Annual Report, our common stock was sold and purchased at prices that ranged from a high of $0.30 to a low of $0.01 per share. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity since the price for our common stock may suffer greater declines due to its price volatility.

     The price of our common stock that will prevail in the market may be higher or lower than the price you pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to, the following:

-    Variations  in  our  quarterly  operating  results;

-    The  development  of  a  market  in  general for our products and services;

-    Changes  in  market  valuations  of  similar  companies;

- Announcement by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

-    Loss  of  a major customer or failure to complete significant transactions;

-    Additions  or  departures  of  key  personnel;  and

-    Fluctuations  in  stock  market  price  and  volume.

     Additionally, in recent years the stock market in general, and the OTC Bulletin Board in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance.

     Over the past few months, there have been periods of significant increases in trading volume of our common stock during which the price of our stock has both increased and decreased. The historical trading of our common stock is not necessarily an indicator of how it will trade in the future and our trading price as of the date of this Annual Report does not necessarily portend what the trading price of our common stock might be in the future.

     Moreover, class action litigation has often been brought against companies following periods of volatility in the market price of the common stock of those companies. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

OUR DIRECTORS HAVE THE RIGHT TO AUTHORIZE THE ISSUANCE OF PREFERRED STOCK AND ADDITIONAL SHARES OF OUR COMMON STOCK.

     Our directors, within the limitations and restrictions contained in our articles of incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. We have no intention of issuing preferred stock at the present time. Any issuance of preferred stock could adversely affect the rights of holders of our common stock.

     Should we issue additional shares of our common stock at a later time, each investor's ownership interest in our stock would be proportionally reduced. No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities.

IF WE FAIL TO REMAIN CURRENT ON OUR REPORTING REQUIREMENTS, WE COULD BE REMOVED FROM THE OTC BULLETIN BOARD WHICH WOULD LIMIT THE ABILITY OF BROKER-DEALERS TO SELL OUR SECURITIES AND THE ABILITY OF STOCKHOLDERS TO SELL THEIR SECURITIES IN THE SECONDARY MARKET.

     Companies trading on the OTC Bulletin Board, such as we, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

OUR COMMON STOCK IS SUBJECT TO THE "PENNY STOCK" RULES OF THE SEC AND THE TRADING MARKET IN OUR SECURITIES IS LIMITED, WHICH MAKES TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. Inasmuch as that the current bid and ask price of our common stock is less than $5.00 per share, our shares are classified as "penny stock" under the rules of the SEC. For any transaction involving a penny stock, unless exempt, the rules require:

- That a broker or dealer approve a person's account for transactions in penny stocks; and

- The broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

     In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- Obtain financial information and investment experience objectives of the person; and

- Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

     The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

- Sets forth the basis on which the broker or dealer made the suitability determination; and

- That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

     Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

     Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2. DESCRIPTION OF PROPERTY.

     We use approximately 400 square feet of office space at 30 Denver Crescent, Suite 200, Toronto, Ontario Canada M2J 1G8. The office space is provided by Max Weissengruber, one of our officers and directors, at no charge. We rent storage space in Toronto on a month-to-month basis to maintain a limited inventory of product. The cost of this space is $300 per month. We believe that all of our facilities are adequate for at least the next 12 months. We expect that we could locate other suitable facilities at comparable rates, should we need more space.

ITEM 3. LEGAL PROCEEDINGS.

     In June 2002, David Michael LLC and Feng Shui Consulting, Inc. filed a suit against us for breach of contract for failure to issue shares of our common stock under a consulting agreement. We filed a counter claim and third party complaint denying the substantive allegations of the complaint and asserting breach of contract and fraud in connection with the transaction. On August 23,2004 the United States District Court for Utah ordered the dismissal of this action in its entirety including all claims with each party to bear its own costs and fees. The shares of our common stock previously issued to David Michael LLC and Feng Shui Consulting, Inc. are to be returned to us upon payment of $5,000 which was paid in September 2004.

     On January 11, 2002, we entered into a financial consulting and investment banking agreement with Chapman, Spira & Carson LLC. The purpose of the agreement was to assist us with general business and financial consulting and obtain equity and debt financing up to $2 million on terms agreeable to us. In June 2002, Chapman, Spira & Carson LLC made a demand for arbitration through the American Arbitration Association as provided in the agreement claiming $50,000 in fees, plus nine percent interest, and 200,000 shares of our common stock. In February 2003, we obtained a verdict against Chapman and were awarded approximately $22,000 net of any our legal fees. The amount has not been recorded in the accompanying financial statements as we are uncertain that the payment will be made. Chapman appealed to the New York Supreme Court in 2004 and this appeal was dismissed. At the present time Chapman has appealed to the Court of Appeal in New York and has a fixed time limit of 60 days to prove their case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

     No matters were submitted to a vote of our security holders in the year ended August 31, 2004. However, on December 9, 2004 we held a special meeting of our stockholders. The stockholders considered and voted on a proposal to change the state of incorporation of Ozolutions, Inc. from Delaware to Nevada by means of a merger with International Development Corp., a new Nevada corporation which we formed. The change in domicile was approved by the stockholders and became effective on December 9, 2004. Along with the change of domicile, we changed our name to International Development Corp. The change in domicile is described more fully in the "Change of Control" Section of Part I of this Annual Report. The number of votes cast by our common stock stockholders for change in domicile was 26,496,171. No votes were cast against the proposal.

     As part of the change of domicile, our stockholders also:

- Elected as our directors, the directors of International Development Corp., the surviving Nevada corporation;

- Approved an increase in our authorized common stock from 50,000,000 shares to 800,000,000 shares under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation;

- Authorized 100,000,000 shares of preferred stock under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation;

- Authorized our board of directors to determine, in whole or part, the preferences, limitations, and relative rights, of classes or series of shares, as provided in Section 78.1955 of the Nevada Revised Statutes under the articles of incorporation of the surviving Nevada corporation, which replaced the previous articles of incorporation of Ozolutions, Inc., a Delaware corporation; and

- Approved the bylaws of International Development Corp., a Nevada corporation, which will govern us following the merger and change in domicile.


                                     PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     Our common stock has been quoted on the OTC Bulletin Board under the symbol "OZLU.OB." The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for our common stock which has been quoted on the OTC Bulletin Board. On December 9, 2004, our symbol changed to "IDVL.OB." These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

                                        HIGH    LOW
                    August 31, 2002    $ 0.30  $0.09
                    November 30, 2002  $ 0.20  $0.08
                    February 28, 2003  $ 0.12  $0.08
                    May 31, 2003       $ 0.14  $0.05

                                       HIGH    LOW
                    August 31, 2003    $ 0.15  $0.02
                    November 30, 2003  $ 0.16  $0.05
                    February 28, 2004  $ 0.09  $0.03
                    May 31, 2004       $0.065  $0.02

                                       HIGH    LOW
                    August 31, 2004    $0.045  $0.01

     Since our inception, no dividends have been paid on our common stock. We intend to retain any earnings for use in our business activities, so it is not expected that any dividends on our common stock will be declared and paid in the foreseeable future.

     We currently have 49,154,430 shares of our common stock outstanding. Our shares of common stock are held by approximately 1,688 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

     See Item 11 of this Annual Report.

RECENT SALES OF UNREGISTERED SECURITIES

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland paid the sum of $25,000 for the shares. Pursuant to the acquisition agreement, the shares of common stock acquired by Ms. Harland may be converted into shares of our voting preferred stock upon terms to be determined. The shares were restricted in their transfer under the Securities Act.

     The shares were issued in reliance upon an exemption from registration pursuant to Section 4(2) of the Securities Act. Ms. Harland took her securities for investment purposes without a view to distribution and had access to information concerning us and our business prospects, as required by the Securities Act. In addition, there was no general solicitation or advertising for the purchase of our shares. Our securities were sold only to a person with whom we had a direct personal preexisting relationship, and after a thorough discussion. Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

SECTION 15(g) OF THE EXCHANGE ACT

     The shares of our common stock are covered by Section 15(g) of the Exchange Act, and Rules 15g-1 through 15g-6 promulgated thereunder, which impose additional sales practice requirements on broker-dealers who sell our securities to persons other than established customers and accredited investors.

     Rule 15g-2 declares unlawful any broker-dealer transactions in "penny stocks" unless the broker-dealer has first provided to the customer a standardized disclosure document.

     Rule 15g-3 provides that it is unlawful for a broker-dealer to engage in a "penny stock" transaction unless the broker-dealer first discloses and subsequently confirms to the customer the current quotation prices or similar market information concerning the penny stock in question.

     Rule 15g-4 prohibits broker-dealers from completing "penny stock" transactions for a customer unless the broker-dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

     Rule 15g-5 requires that a broker-dealer executing a "penny stock" transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales person's compensation.

     Our common stock may be subject to the foregoing rules. The application of the "penny stock" rules may affect our stockholders' ability to sell their shares because some broker-dealers may not be willing to make a market in our common stock because of the burdens imposed upon them by the "penny stock" rules.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     Statements included in this Management's Discussion and Analysis or Plan of Operation, and in future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made with the approval of an authorized executive officer which are not historical or current facts are "forward-looking statements" and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. The following important factors, among others, in some cases have affected and in the future could affect our actual results and could cause our actual financial performance to differ materially from that expressed in any forward-looking statement: (i) the extremely competitive conditions that currently exist in the market for "blank check" companies similar to us, and
(ii) lack of resources to maintain our good standing status and requisite filings with the Securities and Exchange Commission. The foregoing list should not be construed as exhaustive and we disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

RESULTS OF OPERATIONS

     For the 12 months ended August 31, 2004, we had $23,000 in sales compared to $144,000 for the year ending August 31, 2003. All sales were for the sale of ELCE products. Cost of goods sold was $19,000 or 80 percent of sales for the year ending August 31, 2004 compared to $101,000 or 70.5 percent of sales for 2003. Gross profit was $4,000 and $42,000 for fiscal 2004 and 2003 respectively.

     The net loss for the year ended August 31,2004 was $385,000 compared to a net loss of $608,000 for the year ended August 31, 2003. Expenses for the year ended August 31,2004 decreased $ 90,000 due to a reduction in consulting fees of $77,000 and marketing expenses of $94,000 offset by an increase in bad debts of $81,000. During fiscal 2004 the Company made a concentrated effort to cut as much as possible its use of public relation and marketing consultants.

     In addition there was no expense for the writing-off of the loss on impairment of marketing rights for the year ended August 31,2004 compared to a $171,000 write-off for the year ended August 31,2004.

     During the second half of the year ended August 31, 2004, we focused our time and efforts on developing new marketing strategies and discussing potential plans to reorganize in an effort to increase sales of our water purification and activation products. Subsequent to the year ended August 31, 2004, we formalized a plan to reorganize, in which the water treatment operations would be spun off into our wholly-owned subsidiary after reorganization, as the focus of the reorganized corporation would be on identifying and closing focused acquisitions and building through steady planned growth. As a result of the time spent on our development of new marketing strategies and discussions on potentially reorganizing, our focus on generating new sales was limited, therefore directly resulting in far fewer sales during the year ended August 31, 2004 in comparison to year ended August 31, 2003. During the year ended August 31, 2004 we incurred very minimal direct costs relating to the development of new marketing strategies and discussions regarding the potential reorganization. All costs associated with the formal reorganization plan were incurred and recorded in the financial statements subsequent to the year ended August 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations used approximately $147,000 in cash during the year ended August 31,2004. Cash required during the year ended August 31, 2004 came principally from director and shareholder advances of $118,000 and the sale of restricted common shares for $29,000.

     We plan to keep ELCE purchases to a minimum and do not anticipate holding large amounts of ELCE product inventory at any one time after selling our original purchases of ELCE water activation units. We have arranged for a warehouse facility to store the present ELCE inventory at $300 per month.

     UV Pure products will be ordered when we receive orders from customers who will pay a 50 percent deposit upon placement of orders with the balance due upon shipment FOB Toronto.

     We estimate our business operational expenses during the next 12 months will be approximately $1.5 million.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

     Our financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for include revenue recognition, impairment of marketing rights and accounting for legal contingencies.

     We recognize revenue in accordance with Staff Accounting Bulletin No.101, "Revenue Recognition in Financial Statements." Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

     We evaluate our long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

     Our business is more fully described in Part I of this Annual Report.

LIQUIDITY AND CAPITAL RESOURCES

     As discussed by our accountants in the audited financial statements included in Item 7 of this Annual Report on Form 10-KSB, our revenue is currently insufficient to cover our costs and expenses.

     Directors and shareholders continue to provide us the funds needed to continue our development and operations. To the extent our revenue shortfall exceeds the willingness and ability of our directors and shareholders to continue providing us the funds needed, we anticipate raising any necessary capital from outside investors coupled with bank or mezzanine lenders. As of the date of this report, we have not entered into any negotiations with any third parties to provide such capital.

     We anticipate that our current financing strategy of private debt and equity offerings will meet our anticipated objectives and business operations for the next 12 months. We continue to evaluate opportunities for corporate development. Subject to our ability to obtain adequate financing at the applicable time, we may enter into definitive agreements on one or more of those opportunities.

     Our independent auditor's report on our August 31, 2004 financial statements included in this Annual Report states that our lack of sources of revenues raise substantial doubts about our ability to continue as a going concern.

RECENT DEVELOPMENTS

     Please see Item1 of this Annual Report for the discussion of our proposed operations going forward since August 31, 2003.

OFF-BALANCE SHEET ARRANGEMENTS

     We do not have any off-balance sheet arrangements.

ITEM 7. FINANCIAL STATEMENTS.

     The financial statements and related notes are included as part of this Annual Report as indexed in the appendix on page F/S-1 through F/S-14.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       FINANCIAL STATEMENTS AND SCHEDULES


                         FORMING A PART OF ANNUAL REPORT
                 PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

                         INTERNATIONAL DEVELOPMENT CORP.

                                OZOLUTIONS INC.
                            (A DELAWARE CORPORATION)
                            TORONTO, ONTARIO CANADA

                            ========================
                                FINANCIAL REPORTS
                                       AT
                                AUGUST 31, 2004
                            ========================

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


TABLE OF CONTENTS
================================================================================


Report of Independent Registered Public Accounting Firm                F - 1

Balance Sheets at August 31, 2004 and 2003                             F - 2

Statements of Changes in Stockholders' Equity (Deficit) for the
  Years Ended August 31, 2004 and 2003                             F - 3 - F - 4

Statements of Operations for the Years Ended
  August 31, 2004 and 2003                                             F - 5

Statements of Cash Flows for the Years Ended
  August 31, 2004 and 2003                                         F - 6 - F - 7

Notes to Financial Statements                                     F - 8 - F - 14

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors
  and Stockholders
Ozolutions Inc.
Toronto, Ontario Canada


     We have audited the accompanying balance sheets of Ozolutions Inc. (A Delaware Corporation) as of August 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the two years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note G to the financial statements, the Company has incurred losses that have resulted in an accumulated deficit. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding this matter are described in Note G. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Rotenberg & Co., LLP


Rotenberg & Co., LLP
Rochester, New York
December 7, 2004 (except for Note O as to which the date is December 9, 2004)

   The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


BALANCE SHEETS
=======================================================================================================

                                                                                   (U.S. DOLLARS)

August 31,                                                                       2004          2003
-------------------------------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and Cash Equivalents                                                    $       233   $       127
Accounts Receivable - Net of Allowance for Doubtful Accounts
                      of $177,042 and $35,020, Respectively                       23,184       195,760
Inventory                                                                        208,798       182,363
Prepaid Expenses                                                                  40,000        50,000
-------------------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                                             272,215       428,250

OTHER ASSETS
Deposits                                                                               -        27,292
-------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                 $   272,215   $   455,542
=======================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts Payable                                                             $    93,506   $    66,658
Deferred Revenue                                                                   7,037         7,037
Share Repurchase Commitment                                                            -        81,699
Due to Director                                                                  149,897        82,298
Due to Stockholder                                                               107,327        56,501
-------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                                357,767       294,193
-------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIT)
Common Stock:  $.001 Par; 50,000,000 Shares Authorized;
                            34,904,226 and 33,754,226 Issued and
                            Outstanding, Respectively                             34,904        33,754
Additional Paid-In Capital                                                     1,890,364     1,752,975
Accumulated Deficit                                                           (2,010,820)   (1,625,380)
-------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                             (85,552)      161,349
-------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)                         $   272,215   $   455,542
=======================================================================================================

              The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
==============================================================================================================================

                                                                              (U.S. DOLLARS)

                                                                     COMMON      ADDITIONAL                        TOTAL
                                                        NUMBER        STOCK        PAID-IN     ACCUMULATED     STOCKHOLDERS'
                                                      OF SHARES   ($0.001 PAR)     CAPITAL       DEFICIT     EQUITY (DEFICIT)
------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2003                             33,754,226  $      33,754  $ 1,752,975  $ (1,625,380)  $        161,349

Shares Issued as Consideration for
  Acquisition of Marketing Rights                        250,000            250       14,750             -             15,000

Shares Issued for Cash Consideration                     825,000            825       16,673             -             17,498

Shares Issued to Consultant in Exchange for Services      75,000             75        2,425             -              2,500

Cancellation of Commitment for Purchase of Shares
     for Cancellation                                          -              -       81,699             -             81,699

Proceeds from Former Stock Purchase Agreement                  -              -       11,673             -             11,673

Capital Contribution - Interest Expense                        -              -       10,169             -             10,169

Net Loss                                                       -              -            -      (385,440)          (385,440)
------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2004                             34,904,226  $      34,904  $ 1,890,364  $ (2,010,820)  $        (85,552)
==============================================================================================================================

                         The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) - CONTINUED
================================================================================================================================

                                                                                 (U.S. DOLLARS)

                                                                      COMMON       ADDITIONAL                        TOTAL
                                                         NUMBER        STOCK        PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                                       OF SHARES   ($0.001 PAR)     CAPITAL        DEFICIT     EQUITY (DEFICIT)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2002                              33,333,326  $      33,333  $ 1,817,516   $ (1,017,816)  $        833,033

Shares Issued to Consultants in Exchange for Services     300,000            300       14,700              -             15,000

Shares Issued under Former Stock Purchase Agreement       120,900            121         (121)             -                  -

Commitment for Purchase of Shares for Cancellation              -              -      (81,699)             -            (81,699)

Capital Contribution - Interest Expense                         -              -        2,579              -              2,579

Net Loss                                                        -              -            -       (607,564)          (607,564)
--------------------------------------------------------------------------------------------------------------------------------

BALANCE - AUGUST 31, 2003                              33,754,226  $      33,754  $ 1,752,975   $ (1,625,380)  $        161,349
================================================================================================================================


                        The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF OPERATIONS
=================================================================================

                                                             (U.S. DOLLARS)

YEARS ENDED AUGUST 31,                                     2004          2003
---------------------------------------------------------------------------------

REVENUES, NET                                          $    22,950   $   143,636

Cost of Goods Sold                                          18,619       101,239
---------------------------------------------------------------------------------

GROSS PROFIT                                                 4,331        42,397
---------------------------------------------------------------------------------

EXPENSES
Bad Debts                                                  143,788        63,108
Consulting Fees                                             61,049       137,925
Marketing, Including Amortization of Marketing Rights       56,814       154,399
General and Administrative                                 117,951       120,883
Interest Expense                                            10,169         2,579
---------------------------------------------------------------------------------

TOTAL EXPENSES                                             389,771       478,894
---------------------------------------------------------------------------------

LOSS BEFORE OTHER EXPENSES                                (385,440)     (436,497)

OTHER EXPENSES
Loss on Impairment of Marketing Rights                           -       171,067
---------------------------------------------------------------------------------

LOSS BEFORE PROVISION FOR TAXES                           (385,440)     (607,564)

Provision for Taxes                                              -             -
---------------------------------------------------------------------------------

NET LOSS                                               $  (385,440)  $  (607,564)
---------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING - BASIC AND DILUTED                       34,186,671    33,669,517

LOSS PER COMMON SHARE - BASIC AND DILUTED              $     (0.01)  $     (0.02)
=================================================================================


    The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CASH FLOWS
=====================================================================

                                                   (U.S. DOLLARS)

Years Ended August 31,                            2004        2003
---------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS                                       $(385,440)  $(607,564)

NON-CASH ADJUSTMENTS:
Amortization of Marketing Rights                  15,000      29,748
Bad Debts                                        143,788      63,108
Interest on Director/Stockholder Loans            10,169       2,579
Loss on Impairment of Marketing Rights                 -     171,067
Shares Issued to Consultants                       2,500      15,000

CHANGES IN ASSETS AND LIABILITIES:
Accounts Receivable                               28,788    (121,325)
Inventory                                        (26,435)    (14,993)
Prepaid Expenses and Deposits                     10,000      48,500
Deposits                                          27,292       5,240
Accounts Payable                                  26,848      59,541
Deferred Revenue                                       -       7,037
---------------------------------------------------------------------

NET CASH FLOWS FROM OPERATING ACTIVITIES        (147,490)   (342,062)
---------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES                   -           -
---------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from Director                            67,599      67,342
Advances from Stockholder                         50,826      51,690
Proceeds from Issuance of Stock                   17,498           -
Proceeds from Former Stock Purchase Agreement     11,673           -
---------------------------------------------------------------------

NET CASH FLOWS FROM FINANCING ACTIVITIES         147,596     119,032
---------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS              106    (223,030)

Cash and Cash Equivalents - Beginning of Year        127     223,157
---------------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF YEAR        $     233   $     127
=====================================================================


The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


STATEMENTS OF CASH FLOWS - CONTINUED
======================================================================

                                                      (U.S. DOLLARS)

Years Ended August 31,                                2004      2003
----------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURES
======================================================================

Interest Paid                                       $      -   $     -
Income Taxes Paid                                   $      -   $     -
======================================================================


NON-CASH INVESTING AND FINANCING ACTIVITIES
======================================================================

Commitment for Purchase of Shares for Cancellation  $(81,699)  $81,699
======================================================================

Acquisition of Marketing Rights                     $ 15,000   $     -
Purchase Price Paid via Issuance of Common Stock     (15,000)        -
----------------------------------------------------------------------

TOTAL CASH PAID FOR MARKETING RIGHTS                $      -   $     -
======================================================================


The accompanying notes are an integral part of these financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE A -  THE COMPANY

          The Company was incorporated under the laws of the State of Delaware on January 10, 1996 as Unipak Process, Inc. The name of the Company was changed to Rico Resources 1999, Inc. on October 22, 1999. On April 12, 2000, the Board of Directors filed a Certificate of Amendment with the Secretary of the State of Delaware changing the name to Ozolutions Inc. On April 12, 2000, the Board of Directors amended the articles of incorporation to increase the number of authorized shares of common stock from 20,000,000 to 50,000,000 shares of $.001 par value common stock. The Company's principal office is located in Toronto, Ontario Canada.

          SCOPE OF BUSINESS
          The Company is an international marketer and distributor of water purification systems using ozone and water activator technology. The markets the Company targets are Canada, the United States of America, Mexico, Costa Rica and Peru.

NOTE B -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
          METHOD OF ACCOUNTING
          The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

          CASH AND CASH EQUIVALENTS
          Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions, which periodically may exceed federally insured amounts.

          ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS
          Accounts receivable are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on its analysis of specific balances and taking into consideration the age of past due accounts.

          INVENTORY
          Inventory consists of merchandise held for resale and is stated at the lower of cost or market using the first-in, first-out method.

          REVENUE RECOGNITION
          Sales are recorded when products are shipped to customers. Provisions for discounts and rebates to customers, estimated returns and allowances and other adjustments are provided for in the same period the related sales are recorded.

          USE OF ESTIMATES
          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

          LOSS PER COMMON SHARE
          Loss per common share is computed in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," by dividing income (loss) available to common stockholders by weighted average number of common shares outstanding for each period.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE B -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

          INCOME TAXES
          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," using the asset and liability approach, which require recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in income tax rates upon enactment. Deferred tax assets are recognized, net of any valuation allowance, for temporary differences and net operating loss and tax credit carry forwards.
          Deferred income tax expense represents the change in net deferred assets and liability balances.

          MARKETING RIGHTS
          Marketing rights represent the exclusive rights to distribute the products of "ELCE International Inc." acquired from ELCE International Inc. Contracts were recorded at cost and were amortized over their useful lives.

          IMPAIRMENT OF MARKETING RIGHTS
          The Company evaluates its long-lived assets for financial impairment on a regular basis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company evaluates the recoverability of long-lived assets not held for sale by measuring the carrying amount of the assets against the estimated discounted future cash flows associated with them. At the time such evaluations indicate that the future discounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

          RECLASSIFICATIONS
          Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. The reclassifications made to the prior year have no impact on the net income (loss), or overall presentation of the financial statements.

NOTE C -  MARKETING RIGHTS
          HANKIN OZONE SYSTEMS, LTD
          The Company purchased the exclusive marketing rights to distribute the products of Hankin Ozone Systems, LTD ("Hankin") in Canada, the Caribbean, and Mexico from 1421209 Ontario Limited. The acquisition occurred on June 21, 2000 in which Ozolutions Inc. received the rights to begin distributing the products of Hankin and became obligated to 1421209 Ontario Limited for the purchase price described below.

          The payment terms (as amended on November 7, 2000) were for $1,017,217, and the issuance of 8,000,000 common shares of Ozolutions Inc. A non-refundable payment of $17,217 was paid to 1421209 Ontario Limited in June 2000.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE C -  MARKETING RIGHTS - CONTINUED

          In November 2000, the 8,000,000 shares of common stock were delivered to 1421209 Ontario Limited. The Company had an agreement to repurchase 6,000,000 of the 8,000,000 shares for $81,699. During August 2004, this agreement was canceled by both parties. In October 2004, the Company entered into an agreement with 1421209 Ontario Limited to repurchase 3,000,000 common shares for $25,000. The payment terms are a $10,000 non-refundable deposit upon acceptance of the agreement, with the balance of $15,000 due on or before February 1, 2005. In the event the Company defaults on the second installment, the agreement will be cancelled and 1421209 Ontario Limited will retain ownership of the 3,000,000 shares.

          In April 2002, the exclusive marketing rights agreement with 1421209 Ontario Limited was cancelled and the obligation of $1,000,000 to 1421209 Ontario Limited was no longer due.

          In September 2004, Hankin filed for bankruptcy. The Company has made arrangements with another Canadian company to provide ozone products, as required. The deposit of $27,292 for 25 EntrOzone units was written off in full as of August 31, 2004.

          ELCE INTERNATIONAL INC.
          In January 2002, the Company purchased the exclusive marketing rights to distribute the water activator products of ELCE International Inc. ("ELCE") in Canada from ELCE. In February 2003, the Company determined that it could not meet the conditions of the marketing agreement for ELCE in Canada. As a result, the Company lost the exclusive marketing rights to distribute the ELCE products in Canada. In addition, the previously agreed upon distributor's discount on purchases was decreased from 40% to 30%. Based on the above, the Company wrote off the remaining carrying value of the exclusive marketing rights at February 28, 2003 which resulted in a charge to operations during the year ended August 31, 2003 in the amount of $171,067.

          In September 2003, the Company issued 250,000 restricted common shares to the President of ELCE in order to maintain the relationship in Canada for the ELCE products. The issuance of common stock resulted in a charge to earnings of $15,000 during the year ended August 31, 2004.

NOTE D -  STOCK PURCHASE AGREEMENT
          The Company entered into a Stock Purchase Agreement on October 1, 2001 with First Chartered Capital Corporation, Inc. ("First Chartered"). First Chartered purchased stock of the Company for 30% of the market value on the date of purchase. Through August 31, 2004, 12,330,093 restricted common shares had been purchased by First Chartered with the Company receiving $1,042,282. The Company cancelled this agreement in August 2002.

NOTE E -  CONSULTING AND ADVISORY AGREEMENTS
          On June 5, 2001, the Company entered into advisory agreements with the firms of David Michael LLC and Feng Shui Consulting, Inc. The purpose of the advisory agreements was to assist the Company in effecting the purchase of businesses and assets relative to its business and growth strategy, acquisition of other operations or businesses, general business and financial consulting, and the introduction of the Company to public relations firms and consultants and others that may assist the Company in its plans.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE E -  CONSULTING AND ADVISORY AGREEMENTS - CONTINUED

          In June 2002, David Michael LLC and Feng Shui Consulting, Inc. filed a suit against the Company for breach of contract. The Company filed a counter claim and third party complaint denying the substantive allegations of the complaint and asserting breach of contract and fraud in connection with the transaction. During August 2004, the United States District Court for the District of Utah dismissed the case in its entirety with prejudice, with each party to bear its own costs and fees. As part of the dismissal, the Company had the option to repurchase the 800,000 common shares that were previously issued to the plaintiffs upon payment of $5,000, which was paid in September 2004.

          On January 11, 2002, the Company entered into a financial consulting and investment banking agreement with Chapman, Spira & Carson LLC ("Chapmam"). The purpose of the agreement was to assist the Company with general business and financial consulting and obtain equity and debt financing up to $2 million on terms agreeable to the Company. Upon the receipt of the initial financing proceeds, the Company was required to pay a non-refundable retainer fee of $25,000 and issue 200,000 restricted shares of the Company's common stock. As of May 31, 2002, the Company had paid $3,000 of the $25,000 retainer fee in advance. In June 2002, Chapman cancelled this agreement.

          In June 2002, Chapman made a demand for arbitration through the American Arbitration Association as provided in the agreement claiming $50,000 in fees, plus nine percent interest, and 200,000 shares of the Company's common stock. In February 2003, the judge returned a verdict against Chapman and awarded the Company approximately $22,000 net of any Company legal fees. The amount has not been recorded in the accompanying financial statements as the Company is uncertain that the payment will be received. Chapman appealed to the New York State Supreme Court in 2004 and this appeal was dismissed. At the present time, Chapman has appealed to the Court of Appeal in New York and has a fixed time limit of sixty days to prove their case.

          In October 2002, the Company entered into an agreement with Cybertek Capital Management Inc. ("Cybertek") or its assignees to distribute the Company's products. The agreement was for a five year period. In exchange for these services, the Company granted options to purchase 2,000,000 common shares at $0.50 per share. The options would have vested at a rate of 10% per quarter beginning November 1, 2003 and would have had a five year term. This issuance had no impact on the Company's financial statements. In June 2004, it was mutually agreed by both parties to terminate this agreement and all stock options were cancelled.

NOTE F -  RELATED PARTY TRANSACTIONS
          Certain disbursements of the Company have been paid by a director of the Company, therefore a Due to Director account has been established. The balance at August 31, 2004 and 2003 was $149,897 and $82,298, respectively. The amount due is non-interest bearing and contains no formal repayment terms. The Company has imputed interest at the prime rate plus 1% and charged operations with an offsetting credit to additional paid-in capital.

          Certain disbursements of the Company have been paid by a stockholder, therefore a Due to Stockholder account has been established. The balance at August 31, 2004 and 2003 was $107,327 and $56,501 respectively. The amount due is non-interest bearing and contains no formal repayment terms. The Company has imputed interest at the prime rate plus 1% and charged operations with an offsetting credit to additional paid-in capital.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE F -  RELATED PARTY TRANSACTIONS - CONTINUED

          In May 2003, the Company recognized individual sales to a stockholder and to a director in the amount of $1,600 each.

          The Company used office space in a facility owned by a stockholder at no cost. The estimated fair rental of the office space is deemed immaterial to the financial statements.

          In September 2004, Betty-Ann Harland was appointed CEO and Chair of the Board of Directors of the Company, and received 15,000,000 shares of common stock in consideration for $25,000.

          In October 2004, the Company entered into a consulting agreement with its Chief Executive Officer for a five year term, with annual compensation of $220,000.

          In October 2004, the Company entered into consulting agreements with its Chief Operating and Chief Financial Officers for three year terms, each with annual compensation of $100,000.

NOTE G -  GOING CONCERN
          The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has reported net losses of $385,440 and $607,564 for the years ended August 31, 2004 and 2003. As a result, there is an accumulated deficit of $2,010,820 at August 31, 2004.

          The Company's continued existence is dependent upon its ability to raise capital and/or to successfully market and sell its products. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE H -  STOCK OPTIONS
          The Company has a stock option plan under which it may grant options to purchase shares of the Company's common stock. Options vest immediately and have varying expiration dates.

          The  Company has elected to follow Accounting Principles Board Opinion
          (APBO) No. 25 and related interpretations in accounting for its stock-based compensation made to its employees. APBO No. 25 requires no recognition of compensation expense for most of the stock-based compensation arrangements provided by the Company, namely, broad-based employee stock purchase plans and option grants where the exercise price is equal to or less than the market value at the date of grant. However, APBO No. 25 requires recognition of compensation expense for variable award plans over the vesting periods of such plans, based upon the then-current market values of the underlying stock. In contrast, Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123, requires recognition of compensation expense for grants of stock, stock options, and other equity instruments, over the vesting periods of such grants, based on the estimated grant-date fair values of those grants. Stock options and awards made to directors, investors and consultants are subject to the provisions of SFAS No. 123.

                                                                   - continued -

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE H -  STOCK OPTIONS - CONTINUED

          DIRECTORS
          In January 2004, the Company granted an option to purchase 125,000 common shares at $0.10 per share to an Officer/Director of the Company. This grant had no impact on the statement of operations for the year ended August 31, 2004.

          In September 2004, the Company and all of the option holders agreed to cancel all outstanding Directors' options, effective as of August 31, 2004.

          VENDORS
          During 2002 the Company granted stock options for 500,000 shares of common stock to vendors in exchange for marketing rights. In accordance with SFAS No. 123, the Company recorded these marketing rights at $237,975 in 2002 which represents the fair value of the options at the date of grant using a Black Scholes option-pricing model. In September 2003 these options were mutually cancelled.

NOTE I -  INCOME TAXES
          At August 31, 2004 and 2003, the Company had approximately $1,835,000 and $1,590,000 accumulated tax losses to apply against future taxable income. The net operating loss carry forwards begin to expire in 2011. The Company has fully reserved for any future tax benefits from the net operating loss carry forwards since it has not generated any income to date. The Company has no other material deferred tax assets or liabilities for the periods presented.

NOTE J -  FAIR VALUE OF FINANCIAL INSTRUMENTS
          The fair value of cash and cash equivalents, accounts receivable, inventory, prepaid expenses, deposits, accounts payable, deferred revenue, and share repurchase commitment approximated book value at August 31, 2004 and 2003 because their maturity is generally less than one year in duration.

          The fair value of due to director and due to stockholder could not be obtained without incurring excessive costs as they have no readily determinable market price.

NOTE K -  PROPOSED ACQUISITIONS
          In May 2002, the Company signed a letter of intent to acquire the assets of Electrical Systems in Engineering ("ESE"), an electrical parts distribution company. As proposed, the Company will pay approximately $1,500,000 in cash to acquire the assets of ESE.
          Completion of this transaction is subject to a number of contingencies, including completion of due diligence review of the parties involved, negotiation of definitive agreements between the parties, and arranging for the financing required to pay the consideration for the assets to be acquired.

NOTE L -  RECENTLY ISSUED ACCOUNTING STANDARDS
          There are no recently issued accounting standards that would have a material impact on the financial statements.

OZOLUTIONS INC.
(A DELAWARE CORPORATION)
TORONTO, ONTARIO CANADA


NOTES TO FINANCIAL STATEMENTS
================================================================================


NOTE M -  COMMITMENTS
          In April 2003, the Company accepted a $5,000,000 financing proposal from U.S. Capital, Inc., a California based investment banking firm. The financing commitment is comprised of the following elements:

          - $2,500,000 will be provided in the form of senior secured debt. The debt has a 5 year term with a 10 year amortization and an automatic option to extend for another 5 years. Principal and interest will be due at the end 10 years. The simple interest rate is 11.25% per year.

          - 8,000,000 restricted common shares will be issued for $2,500,000 with a put option to buy back 4,000,000 shares for $1,250,000 at the end of 5 years and 4,000,000 shares for $1,250,000 at the end of 10 years. The Company will pay an annual consulting fee of 10% per year of the amount outstanding under this part of the financing agreement.

          - The Company has paid a $50,000 commitment fee to secure the financing which U.S. Capital, Inc. expects to conclude in 2005. During the year ended August 31, 2004, $10,000 of this commitment fee was refunded to the Company.

NOTE N -  CONCENTRATIONS
          During the year ended August 31, 2004, the largest customer accounted for 86% of net sales. Also, 86% of net sales during the year ended August 31, 2004 were made to foreign customers. The Company does not believe that they are dependent on the current customer base for future sales.

          During the year ended August 31, 2003, the largest two customers accounted for 34% and 32% of net sales. Also, 52% of net sales during the year ended August 31, 2003 were made to foreign customers.

          The Company is dependent on a third-party vendor for all of its supply of water-activated purification systems. The Company is dependent on the ability of its supplier to provide products on a timely basis and on favorable pricing terms. The loss of this supplier or a significant reduction in product availability from this supplier could have a material adverse effect on the Company. The Company believes that its relationship with this supplier is excellent.

NOTE O -  SUBSEQUENT EVENTS
          At a stockholders meeting held on December 9, 2004 the following resolutions were adopted by written consent of a majority of stockholders:
          1) Approved the merger of Ozolutions Inc. and International Development Corp. ("I.D.C."), a Nevada Corporation, with I.D.C. becoming the continuing company.
          2) Approved the change of the Company's domicile from Delaware to Nevada.
          3)   Elected  Directors  of  I.D.C.,  the  surviving  Company.
          4) Approved an increase in authorized common stock from 50,000,000 to 800,000,000 under the articles of incorporation of I.D.C.
          5)   Authorized  100,000,000  shares  of  preferred  stock.
          6) Authorized the Board of Directors to determine the preferences, limitations and rights of classes or series of shares as provided in Section 78.1955 of the Nevada Revised Statutes under the articles of incorporation of I.D.C., the surviving Corporation.
          7) Approved the bylaws of I.D.C. which governs the Company following the merger.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 8A. CONTROLS AND PROCEDURES.

     Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

     Evaluation of disclosure and controls and procedures. As of the end of the period covered by this Annual Report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act).

Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. The ineffective controls and procedures resulted in our incorrectly stating that we had terminated our water purification business, and were determined to be an isolated incident and had an immaterial effect on our Form 10-KSB Annual Report, as amended. Further, we failed to report in a timely manner sales of our unregistered securities. Management has taken the necessary actions to revise the ineffective controls and procedures to prevent future failures, which was a direct result of a breakdown in communications on this isolated matter.

     Changes in internal controls over financial reporting. There was no change in our internal controls, which are included within disclosure controls and procedures, during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls.



                                    PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

     Our  directors  and  executive  officers  are:

           NAME          AGE                 POSITION                  POSITION HELD SINCE
           ----          ---                 --------                  -------------------

     Betty-Ann Harland    52  Chairman, Chief Executive Officer, and          2004
                                            Director

     Max Weissengruber    66  President, Chief Operating Officer, and         2000
                                            Director

     D. Brian Robertson   62          Chief Financial Officer                 2004

     Douglas Robertson    66                Director                          2001

     Robert W. Gingell    53                Director                          2004

     Arthur N. Kelly      43                Director                          2004

     Our executive officers are elected annually by our board of directors. There are no family relationships among our directors and executive officers.

     Betty-Ann Harland has 31 years of experience in a variety of senior management positions. Prior to becoming our chief executive officer, she was vice-president of Ameri-can Equipment Sales and Leasing. Prior to joining Ameri-can Equipment Sales and Leasing, she fulfilled a number of significant managerial responsibilities in the automotive industry. From 1988 to 1993, she worked in finance and insurance and sales consulting for Decarie Motors, a Montreal luxury car dealer carrying Jaguar, Rolls Royce, Bentley and Range Rover product lines. From 1994 until 1995, she was a finance and insurance specialist for Addison Bay, a Toronto Cadillac, Pontiac, and Buick dealer.

     Max Weissengruber has served as our president since April, 2000. From 1980 to 1984, he was a manager of consulting services for KPMG, a world wide professional consulting firm specializing in business advice fro small and medium sized companies. He then joined Wilson Learning International as director of marketing specializing in sales and customer service consulting for firms such as General Motors and IBM. In 1993 he became managing partner and owner of Acris Partners, a marketing and consulting firm specializing in employee surveys and marketing communications and sales training programs. A graduate in Behavioral Sciences from Michigan State University, he has taught Organizational Behaviour at the University of Toronto and Entrepreneurial Studies for the MBA Program at the Canadian School of Management in Toronto.

     D. Brian Robertson, a Chartered Accountant, is responsible for our financial management, preparation of all financial reports, forecasts and budgets as well as assuring financial compliance with all regulatory authorities and liaison with auditors. In 1959, he joined Touche Ross & Co. and obtained his Chartered Accountant's degree in 1964. In 1982, he became an investment advisor for a national investment dealer and in 1988 he became a vice-president and director of Continental Securities Limited. During the 1990's, he was self-employed as a business and financial consultant to a number of different business enterprises. In 2000, he was instrumental in founding Ozolutions Inc. where he continued to act as a financial consultant and business advisor in the development of our water treatment business.

     Douglas R. Robertson has served as our chief financial officer from July 2003 until September 23, 2004. Mr. Robertson has been general manager of MTL Trading of Toronto, Ontario since May 2001. MTL Trading is engaged in the business of buying and selling meat and poultry products. For over five years prior to May 2001, Mr. Robertson was the president and owner of Robertson Foods of Toronto, Ontario, a company engaged in the business of exporting pork, beef and poultry.

     Robert W. Gingell has been an account specialist for Wesco Distribution of Hamilton, Ontario, since 2003 until the present. From 2001 until 2003, he was a technical sales representative for Siemens Westinghouse Technical Services in Toronto, Ontario. From 1999 until 2001, he was senior account manager for Ainsworth Inc., Toronto, Ontario. From 1994 until 1999, he was a sales manager for G. E. Canada - Power Systems Division, Burlington, Ontario.

     Arthur N. Kelly has 18 years of marketing, sales and management experience and is currently vice president of sales-North America for ELTEK Energy where he is responsible for the development and growth of all ELTEK Energy sales in the U.S. and Canadian markets. He attended Concordia University in Montreal where he earned his Bachelor of Business Administration degree. Mr. Kelly held various sales and management positions with Marconi Communications from 1988 to 2001 where he was responsible for sales of power generation and communication supplies to major North American communications companies. Mr. Kelly was sales manager for S.N.P. Associates in France from 1986 to 1988 and also district sales manager for Pylon Electronics in Montreal from 1985 to 1986.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10 percent of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. Based solely upon a review of copies of such forms filed on Forms 3, 4, and 5, and amendments thereto furnished to us, we believe that during the year ended August 31, 2004, our executive officers, directors and greater than 10 percent beneficial owners complied on a timely basis with all Section 16(a) filing requirements.

COMMITTEES OF THE BOARD OF DIRECTORS

     Compensation Committee. Our board of directors has recently created a compensation committee. However, no members to the committee have been appointed and the committee has not been formally organized. The compensation committee will make recommendations to the board of directors concerning salaries and compensation for our executive officers and employees. Our board adopted a written charter for the compensation committee. Since the compensation committee has been formed recently, there have been no meetings held or members appointed at the time of this Annual Report.

     Audit Committee. Our board of directors has recently created an audit committee which will be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by us (including resolution of disagreements between our management and the auditor regarding financial disclosure) for the purpose of preparing or issuing an audit report or related work. Our board adopted a written charter for the audit committee. The audit committee will review and evaluate our internal control functions. Since the audit committee has been formed recently, there have been no meetings held or members appointed at the time of this Annual Report.

     The members of the audit committee will be independent as defined under Rule 4200(a)(15) of the NASD's listing standards.

     Executive Committee. We do not have an executive committee, although our board of directors is authorized to create one.

     Nominating Committee. Our board of directors has recently created a nominating committee. No meetings have been held or members appointed. The functions to be performed by the nominating committee include selecting candidates to fill vacancies on the board of directors, reviewing the structure and composition of the board, and considering qualifications requisite for continuing board service. The nominating committee will consider candidates recommended by any of our stockholders. Any such recommendation for the 2005 Annual Meeting of Shareholders should be provided to our corporate secretary by December 31, 2004.

     The policies and procedures with respect to the consideration of such candidates are set forth below.

     The recommended candidate is to be submitted to us in writing addressed to our principal offices in Toronto, Ontario. The recommendation is to be submitted by the date specified in Rule 14a-8 of the Securities Exchange Act of 1934, as amended for submitting shareholder proposals to be included in the Company's annual shareholders' meeting proxy statement.

     The recommendation shall be in writing and shall include the following information: name of candidate; address, phone, and fax number of candidate; a statement signed by the candidate certifying that the candidate wishes to be considered for nomination to our board of directors; and information responsive to the requirements of Regulation S-K, Item 401 with respect to the candidate; and state the number of shares of our stock beneficially owned by the candidate.

     The recommendation shall include a written statement of the candidate as to why the candidate believes that he meets the director qualification criteria and would otherwise be a valuable addition to our board of directors.

     The nominating committee shall evaluate the recommended candidate and shall, after consideration of the candidate after taking account of the director qualification criteria set forth below, determine whether or not to proceed with the candidate in accordance with the procedures outlined under "Process for Identifying Candidates" below.

     These procedures do not create a contract between us, on the one hand, and our security holder(s) or a candidate recommended by our security holder(s), on the other hand. We reserve the right to change these procedures at any time, consistent with the requirements of applicable law and rules and regulations.

     Director Qualifications Criteria. A majority of the board of directors must be "independent" in accordance with NASDAQ, the Exchange Act and SEC rules and regulations. As minimum qualifications, all candidates must have the following characteristics:

-    The  highest  personal  and  professional  ethics,  integrity  and  values;

- Broad-based skills and experience at an executive, policy-making level in business, academia, government or technology areas relevant to our activities;

- A willingness to devote sufficient time to become knowledgeable about our business and to carry out his duties and responsibilities effectively;

- A commitment to serve on the board for two years or more at the time of his initial election; and

-    Be  between  the  ages  of  30 and 70, at the time of his initial election.

     Process for Identifying and Evaluating Candidates. The nominating committee's process for identifying and evaluating candidates is:

- The chairman of the board, the nominating committee, or other board members identify the need to add new members to the board with specific criteria or to fill a vacancy on the board;

- The chair of the nominating committee initiates a search, working with staff support and seeking input from the members of the board and senior management, and hiring a search firm, if necessary;

- The nominating committee identifies an initial slate of candidates, including any recommended by security holders and accepted by the nominating committee, after taking account of the director qualifications criteria set forth above;

- The nominating committee determines if any board members have contacts with identified candidates and if necessary, uses a search firm;

- The chairman of the board, the chief executive officer and at least one member of the nominating committee interview prospective candidate(s);

- The nominating committee keeps the board informed of the selection progress;

-    The  nominating committee meets to consider and approve final candidate(s);
     and

     The nominating committee presents selected candidate(s) to the board and seeks full board endorsement of such candidate(s).

COMPENSATION OF DIRECTORS

     We do not compensate any of our directors for their services as directors. However, we do reimburse our directors for expenses incurred in attending board meetings.

CODE OF ETHICS

     We have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The code of ethics is designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submits to, the SEC and in other public communications made by us;

-    Compliance  with  applicable  governmental  laws,  rules  and  regulations;

- The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

-    Accountability  for  adherence  to  the  code.

     A copy of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions is attached to this Annual Report as an exhibit. We have filed with the SEC a copy of the code of ethics attached hereto. We have posted a copy of the code of ethics on our website at www.charys.com.

     We will provide to any person without charge, upon request, a copy of our code of ethics. Any such request should be directed to our corporate secretary at 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8, telephone
(416)  490-0254,  or  fax  (416)  495-8625.

ITEM 10. EXECUTIVE COMPENSATION.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The compensation program for executives at the Company consists of three key elements:

-    A  base  salary,

-    A  performance  bonus,  and

-    Periodic  grants  and/or  options  of  our  common  stock.

     Base Salary. The chief executive officer and all other senior executive officers receive compensation base on such factors as competitive industry salaries, a subjective assessment of the contribution and experience of the officer, and the specific recommendation by the chief executive officer. For fiscal 2004 no base salary compensation was paid to any of our executive officers.

     Performance Bonus. A portion of each officer's total annual compensation is in the form of a bonus. All bonus payments to officers must be approved by the compensation committee based on the individual officer's performance and company performance. For fiscal 2004 no bonus compensation was paid to any of our executive officers.

     Stock Incentive. Stock options are granted to executive officers based on their positions and individual performance. Stock options provide incentive for the creation of stockholder value over the long term and aid significantly in the recruitment and retention of executive officers. The compensation committee considers the recommendations of the chief executive officer for stock option grants to executive officers (other than the chief executive officer) and approves, disapproves or modifies such recommendation. For fiscal 2004 no stock option grants where given to any of our executive officers.

EMPLOYMENT AGREEMENTS

     We have entered into various employment agreements with certain of our officers and affiliated parties, as follows:

- On October 1, 2004, we executed an agreement with Ms. Harland whereby she would perform various consulting services to us for a period of five years commencing on October 1, 2004. We agreed to pay Ms. Harland the sum of $220,000 annually, at the rate of $18,333.33 monthly. Our board of directors will review this fee from time to time. In addition, Ms. Harland was granted a $50,000 signing bonus and is entitled to a bonus of up to 50 percent of her annual compensation if and when granted by our board of directors subject to the achievement of annual performance criteria as approved by the board. Ms. Harland's duties include (i) execution of our business plan and implementing controls and procedures to ensure structured growth; (ii) identification and performance of due diligence of potential merger and acquisitions targets for our board of directors to review; (iii) developing customer relations and awareness; (iv) developing and maintaining government public relations; and (v) any other duties as determined by our board of directors.

- On October 1, 2004, we executed employment an agreement with Mr. Weissengruber whereby he agreed to act as our president and chief operating officer. The appointment shall be for a term of 36 months at $100,000 annually, to be paid at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by our board of directors, the first such review to occur within 12 months of the starting date. We have the right to terminate the agreement at any time with a payment of twice the remaining compensation rate at the time of termination. These payments may be in the form of either cash or company stock or any combination thereof as determined by our board of directors at that time.

- On October 1, 2004, we executed employment an agreement with D. Brian Robertson whereby he agreed to act as our chief financial officer. The appointment shall be for a term of 36 months at $100,000 annually, to be paid at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by our board of directors, the first such review to occur within 12 months of the starting date. In addition, Mr. Robertson is entitled to a bonus of up to 50 percent of his annual compensation if and when granted by our board of directors subject to the achievement of annual performance criteria as approved by the board. We have the right to terminate the agreement at any time with a payment of twice the remaining compensation rate at the time of termination. These payments may be in the form of either cash or company stock or any combination thereof as determined by our board of directors at that time.

- On October 1, 2004, we executed an agreement with Ameri-can Equipment Sales & Leasing, Inc., an affiliate of Ms. Harland, whereby Ameri-can agreed to advise, assist and provide support for our restructuring and re-organization. The duration of these services is to be from October 1, 2004 to December 31, 2004. We agreed to pay Ameri-can the sum of $150,000.00 in cash to be paid in four payments commencing December 10, 2004.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information regarding the beneficial ownership of all shares of our common stock as of the record date by:

- Each person who beneficially owns more than five percent of the outstanding shares of our common stock;

-    Each  of  our  directors;

-    Each  named  executive  officer;  and

-    All  directors  and  officers  as  a  group.

                                                                COMMON SHARES BENEFICIALLY
                                                               ---------------------------
                                                                        OWNED (2)
                                                                        ---------
NAME OF BENEFICIAL OWNER (1)                                        NUMBER      PERCENT
----------------------------                                   --------------  ----------

Betty-Ann Harland (3) . . . . . . . . . . . . . . . . . . .        15,000,000       30.51
Max Weissengruber . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
D. Brian Robertson (4). . . . . . . . . . . . . . . . . . .         1,726,546        3.51
Douglas Robertson . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
Robert W. Gingell . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
Arthur N. Kelly . . . . . . . . . . . . . . . . . . . . . .               -0-         -0-
                                                               --------------  ----------
All directors and executive officers as a group (six persons)      16,726,546       34.02
                                                               --------------  ----------
Non officer and directors five percent stockholders:
1421209 Ontario Limited . . . . . . . . . . . . . . . . . .         6,000,000       12.21
                                                               --------------  ----------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . .        22,726,546       46.23
                                                               ==============  ==========

_______________
(1) Unless otherwise indicated, the address for each of these stockholders is c/o Ozolutions Inc., 30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock which he beneficially owns.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of the date of this Annual Report, there were issued and outstanding 49,154,430 shares of our common stock.
(3) Ms. Harland also has proxies to vote 6,000,000 shares of our common stock granted by 1421209 Ontario Limited.
(4) Mr. Robertson owns directly 1,052,440 shares of our common stock and his wife, Margaret Robertson, owns 164,106 shares of our common stock. Mr. Robertson is a controlling stockholder of Arenal Holdings S.A., which owns 510,000 shares of our common stock.

     There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of International Development Corp.

     There are no arrangements or understandings among members of both the former and the new control groups and their associates with respect to election of directors or other matters.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

CHANGE OF CONTROL

     On September 23, 2004, Betty-Ann Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock. In addition, Ms. Harland has proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies expire on February 1, 2005. Ms. Harland was elected as our chairman of the board, chief executive officer and director on September 23, 2004.

     On October 12, 2004, 1421209 Ontario Limited granted to us an option to redeem 3,000,000 shares of our common stock, which are currently held in escrow, for a total sum of $25,000.00, payable in two installments. The first installment of $10,000 was paid by us on October 12, 2004, and the balance of $15,000.00 is due on or before February 1, 2005. In the event that we do not pay the second installment of $15,000.00, our option to redeem the 3,000,000 shares of our common stock will terminate. In any event, Betty-Ann Harland will retain her proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K.

     (a)  Financial  Statement  Schedules.

     None.

     (b)  Exhibits

EXHIBIT NO.  IDENTIFICATION OF EXHIBIT
-----------  -------------------------

       2.1*  Plan and Agreement of Merger Between Ozolutions, Inc. and International Development Corp. dated
             October 25, 2004 and filed with Definitive Proxy Statement dated November 19, 2004.
       2.4*  Certificate of Designation for the Series A Preferred Stock, filed with Nevada Secretary of State on
             November 9, 2004.
       3.1*  Certificate of Incorporation of Ozolutions, Inc. filed on January 10, 1996 with the State of Delaware.
       3.2*  Articles of Incorporation of International Development Corp. filed on November 9, 2004 with the State of
             Nevada.
      3.19*  Bylaws of International Development Corp.
      3.21*  Articles of Merger filed with the Delaware Secretary of State on December 9, 2004.
      3.22*  Articles of Merger filed with the Nevada Secretary of State on December 9, 2004.
      10.1*  Private Placement Agreement between Ozolutions, Inc., now International Development Corp., and
             Betty-Ann Harland dated September 23, 2004.
      10.2*  Charter of Compensation Committee dated November 15, 2004.
      10.3*  Charter of Audit Committee dated November 15, 2004.
     10.4**  Consulting Agreement dated October 1, 2004 with Betty-Ann Harland.
     10.5**  Employment Agreement dated October 1, 2004 with Max Weissengruber.
     10.6**  Employment Agreement dated October 1, 2004 with D. Brian Robertson.
     10.7**  Consulting Agreement dated October 1, 2004 with Ameri-can Equipment Sales & Leasing, Inc.
     10.8**  Consulting Agreement dated October 1, 2004 with Alexander & Wade, Inc.
       14**  Code of Ethics.
     31.1**  Certification of Betty-Ann Harland, Chief Executive Officer of International Development Corp.,
             pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.302 of the Sarbanes-Oxley Act of 2002.
     31.2**  Certification of D. Brian Robertson, Chief Financial Officer of International Development Corp., pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.302 of the Sarbanes-Oxley Act of 2002.
     32.1**  Certification of Betty-Ann Harland, Chief Executive Officer of International Development Corp.,
             pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.906 of the Sarbanes-Oxley Act of 2002.
     32.2**  Certification of D. Brian Robertson, Chief Financial Officer of International Development Corp., pursuant to 18 U.S.C. Sec.1350, as adopted pursuant to Sec.906 of the Sarbanes-Oxley Act of 2002.

_______________

*     Previously  Filed
**     Filed  Herewith

     (c)  Reports  on  Form  8-K.

     Form 8-K filed on June 18, 2004 with respect to a press release to advise our shareholders and public investors of a possible scam involving private offers to purchase our common stock.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

AUDIT  FEES

     The aggregate fees billed by Rotenberg & Company, LLP for professional services rendered for the audit of our annual financial statements for fiscal year ended August 31, 2004 were $36,556.

AUDIT-RELATED  FEES

     There were no aggregate audit-related fees billed by Rotenberg & Company, LLP for professional services rendered for the audit of our annual financial statements for fiscal year ended August 31, 2004.

TAX  FEES

     The aggregate tax fees billed by Rotenberg & Company, LLP for professional services rendered for tax services for fiscal year ended August 31, 2004 were $2,095.

ALL OTHER FEES

     There were no other fees billed by Rotenberg & Company, LLP for professional services rendered, other than as stated under the captions Audit Fees, Audit-Related Fees, and Tax Fees.

                                   SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       INTERNATIONAL DEVELOPMENT CORP.

Date: February 22, 2005.

                                       By  /s/  Betty-Ann  Harland
                                         ---------------------------------------
                                           Betty-Ann  Harland,
                                           Chief  Executive  Officer

                                OZOLOUTIONS, INC

                              MANAGEMENT AGREEMENT

Dear Mrs. Harland:

The following consulting Agreement between Ozolutions, Inc. (The Company or OI) and Harland McCall Inc. or HMI outlines the terms under which Betty Harland will perform the consulting services for the company.

1.   Service:

     Chairman  &  CEO

     Betty Harland will perform consulting services as directed by the board of directors as defined here and in section five below.

2.   Term:

     The contract shall be for a term of sixty months (five years) commencing on the 1st day of October 2004.

3.   Compensation:

     a) Fee of $US 220,000 annually, to be invoiced to the Company at the rate of $ 18,333.33 monthly. The Board of Directors will review this fee from time to time.

     b)   HMI and or Betty Harland will be granted $50,000 signing bonus.

     c) Entitlement to a bonus of up to 50% of annual fee if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) HMI will invoice the company monthly for Mrs. Harland's out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of his duties, including $1,000 per month as an automobile allowance.

4.   Non competition:

     The Contract will contain the usual provision prohibiting you from competing with the company for a period of two (2) years from the expiry or termination of your services.

5.   Duties:

     Your duties shall include:

     - Execute the company business plan and implement controls and procedures to insure structured company growth.
     - Identify and perform due diligence of potential merger and acquisitions targets for Board of Directors review. Execute approved transactions as directed and integrate the new businesses into the company business plan
     -    Develop customer relations and awareness of the OI
     -    Develop and Maintain government public relations
     -    Any other duties as determined by the Board of Directors

6.   Termination for any reason:

     The Company shall have the right to terminate your contract at any time with a payment of twice the outstanding fee remaining on the term of the contract at the time of termination, plus a cash settlement of $1,000,000. The fee payments will be in the form of cash.

7.   Termination by consultant:

     The consultant shall provide a minimum of two (2) months notice prior to termination of the contract.

Please sign this letter below to indicate your agreement with the above terms.

Yours truly,



Max Weissengruber
President
Ozolutions Inc.

Agreed this 1st day of October 2004.


_____________________________
Harland McCall Inc.

                                 OZOLUTIONS INC.

                              EMPLOYMENT AGREEMENT
                                       FOR
                                PRESIDENT AND COO

Dear Mr. Weisengruber:

The following employment agreement between Ozolutions Inc(The Company or OI) and Max Weissengruber outlines the terms of your contract as President and COO of the company.

1.   Position

     You will be appointed as President and COO of the Company.

2.   Term

     The appointment shall be for a term of thirty-six month (three years) commencing on the 1st day of October 2004.

3.   Compensation

     a) Annual compensation of $US 100,000 annually, to be invoiced by you to the Company at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

     b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) You will invoice the company periodically for your out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

     e) You will be entitled to receive a payment of $300.00 per month as an automobile allowance.

4.   Non competition

     The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.

5.   Duties

     Your duties shall include:

     -    Day to day management responsibility for the company
     - Management of all senior managers and execute the companies business plan
     -    Developing customer relations and awareness of OI's business
     -    Maintaining investor and public relations
     -    Any other duties as determined by the CEO and Board of Directors

6.   Termination for any reason

     The Company shall have the right to terminate your contract at any time with a payment of twice your remaining compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.   Termination by Employee

     The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.


Yours truly



Betty Harland
Chairman & CEO
Ozolutions Inc.


Agreed this 1st day of October, 2004.



_____________________________
Max Weissengruber

                                 OZOLUTIONS INC.

                              EMPLOYMENT AGREEMENT
                                       FOR
                                       CFO

Dear Mr. Robertson:

The following employment agreement between Ozolutions Inc. (The Company or OI) and Brain Robertson outlines the terms of your contract as CFO of the company.

1.   Position

     You will be appointed as CFO of the Company.

2.   Term

     The appointment shall be for a term of thirty-six month (three years) commencing on the 1st day of October 2004.

3.   Compensation

     a) Annual compensation of $US 100,000 annually, to be invoiced by you to the Company at the rate of $ 8,334.00 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

     b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

     c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

     d) You will invoice the company periodically for your out of pocket expenses such as travel, meals and entertainment and other such expenses related to the execution of your duties.

     e) You will be entitled to receive a payment of $300.00 per month as an automobile allowance.

4.   Non competition

     The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.

5.   Duties

     Your duties shall include:

     -    Day to day financial management of the company
     - Preparation of financial reports, forecasts, budgets etc. to ensure effective management and financial reporting
     -    Supervision of finance department staff
     -    Assure compliance with all regulatory authorities
     - Liaison with auditors, Audit Committee, Compensation Committee, Board of Directors, Investors and financial institutions
     -    Any other duties as determined by the CEO

6.   Termination for any reason

     The Company shall have the right to terminate your contract at any time with a payment of twice your remaining compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time.

7.   Termination by Employee

     The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.

Yours truly



Betty Harland
Chairman & CEO
Ozolutions Inc.

Agreed this 1st day of October, 2004.



_____________________________
Brain Robertson

                      INDEPENDENT CLIENT SERVICE AGREEMENT

This Agreement is made and entered into by and between Ozolutions Inc., 30 Denver Cresent, Suite 200, Toronto, Canada M2J 1G8, telephone number 416-490-0254, (hereinafter "Client") and Ameri-can Equipment Sales& Leasing Inc., (hereinafter "Contractor") with principal offices at 5050 DeSorel #110, Montreal, Quebec H4P 1G5 telephone number 416- 346-1705.

Whereas, Contractor declares it is engaged in an independent business, and has complied with all federal, state and local laws regarding business permits, insurances and licenses of any kind that may be required to carry out said business and the tasks to be performed under this Agreement. Contractor also declares that it has and does provide similar product or services to other Clients in addition to contract services provided to Client.

Whereas, Contractor operates a legitimate business and desires to provide services for Client as set forth herein.

THEREFORE, IN CONSIDERATION OF THE FOREGOING REPRESENTATIONS AND THE FOLLOWING TERMS AND CONDITIONS, THE PARTIES AGREE:

     1. SERVICES TO BE PERFORMED. Client engages Contractor and Contractor agrees to advice, assist and provide support for the restructuring and re-organization of Ozolutions . The duration of these services is to be from October 1, 2004 to December 31, 2004.

     2. TERMS OF PAYMENT. Client will pay Contractor $150,000.00 in cash. to be paid in 4 payments comencing December 10, 2004.

     3. EXPENSE REIMBURSEMENT. Client shall reimburse Contractor and make payment for requested or necessary pre-approved travel and expenses from Contractor's home base. Any such charges or requests for reimbursement for these agreed charges shall be invoiced and may be paid separately by Client either to Contractor or to the independent supplier for which reimbursement is sought.

     4. CONTROL. Contractor retains the sole and exclusive right to control or direct the manner or means by which the work described herein is to be performed. Client retains only the right to control the end product or quality of service delivered to insure its conformity with Client specifications and the provisions herein.

     5. PAYROLL OR EMPLOYMENT TAXES. No payroll, income tax withholding or employment taxes of any kind shall be withheld or paid by Client with respect to payments to Contractor. The taxes that are the subject of this paragraph include but are not limited to FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, and state unemployment insurance tax. Contractor represents and covenants that it has and will file and pay all such payroll, self employment, employment, worker's compensation, withholding and other taxes and reports as the same might be legally due and payable to all applicable state and federal authorities. The Contractor will not be treated as an employee for state or federal tax purposes. Contractor hereby indemnifies and holds harmless Client from any and all duty or obligation whatsoever relating to the payment or filing for any and all such taxes, penalties and interest.

     6. WORKER'S COMPENSATION. No workers compensation insurance has been or will be obtained by Client on account of Contractor or Contractor's employees. Contractor shall register and comply with all applicable workers' compensation laws in all applicable states and Contractor releases and indemnifies Client from all liability as to working conditions and the safety or possible injury of Contractor and its employees.

     7. TERMINATION. This Agreement covers and relates to services to be provided for approximately the next three months from the effective signing date hereof. It may be renewed on a monthly basis with the agreement of the parties.

     8. The parties agree that a facsimile signature shall have the same effect as an actual signature.

Agreed to be effective this 1st day of October 2004 at the City of Toronto, Ontario.


          ("CLIENT")                               ("CONTRACTOR")

Ozolutions Inc.                         Ameri-can Equipment Sales & Leasing Inc.



---------------------------------       -------------------------------------
Signature                               Signature

Max weissengruber                       Sydney Harland
---------------------------------       -------------------------------------
Printed  Name                           Printed name

President                               Contractor
         ------------------------       -------------------------------------
Title                                   Title

                   INDEPENDENT CLIENT SERVICE AGREEMENT (ISCA)

     This Agreement is made and entered into by and between OZOLUTIONS, INC. (OTCBB: OZLU) 30 Denver Crescent, Suite 200, Toronto, Canada M2J1G8, telephone number 416-490-0254, fax number 416-495-8625, email: harmuir@aol.com,
                                                           ---------------
(hereinafter "Client") and ALEXANDER & WADE, INC. and Francis A. Zubrowski (hereinafter "Contractor") with principal offices at 8880 Rio San Diego Drive, 8th Floor, San Diego, CA 92108, telephone number 619-209-6049, fax number 619-209-6079, email: faz@theawi.com.
                       --------------

     Whereas, Contractor declares it is engaged in an independent business, and has complied with all federal, state and local laws regarding business permits, insurances and licenses of any kind that may be required to carry out said business and the tasks to be performed under this Agreement. Contractor also declares that it has and does provide similar product or services to other Clients in addition to contract Services provided to Client.

     Whereas, Contractor operates a legitimate business and desires to provide services for Client as set forth herein.

     THEREFORE, IN CONSIDERATION OF THE FOREGOING REPRESENTATIONS AND THE FOLLOWING TERMS AND CONDITIONS, THE PARTIES AGREE:

     1. SERVICES TO BE PERFORMED. Client engages Contractor and Contractor agree to:

          a. Advise, assist in reviewing Client's customer business portfolios and other business assets.

          b. Advise, assist and provide business contacts to Client for possible sale of products.

          c. Advise, assist and provide business management and infrastructure consulting services,

     2. TERMS OF PAYMENT. Client shall pay Contractor for the above described Services, as the same are reasonably and acceptably provided and within five (5) days after receipt of a detailed invoice or billing therefore. Payments are to be made, costs and fees to be reimbursed and prices to he charged as follows until otherwise agreed in writing:

          a. Contractor will receive a NON-REFUNDABLE monthly consultant fee of $15,000 in a cash payment payable on the 1st of each month commencing October 1, 2004. These fees are earned upon receipt of invoice. The payment terms expire on or about December 31, 2004.

          b. Contractor will receive $100.00 from Client for any wire fees and or any returned check(s). Contractor will receive $1,000.00 per month until payments are paid in full (maximum 5 months or $5,000) from Client for any ICSA payment not received within 30 days after the due date,

          c. Contractor will receive a mutually agreed percentage of any new business development procured by Contractor for a period of two years from the date of a signed business agreement between Client and New Customers.

          d.     Conversion  of  Consulting  Fee  of  Client's  Common  Stock If
                 ---------------------------------------------------------------
Applicable.  At the options of the Contractor, any outstanding unpaid consulting
----------
fee shall he convertible, at any time and from time to time, into such number of fully paid and nonassessable shares of the client's Common Stock by the Conversion Price (as defined below) in effect at the time of conversion. The
Conversion Price at which shares of Common Stock shall be deliverable upon written conversion request by Contractor. Each conversion request shall he less than 5% of the outstanding issued common stock of the corporation. The Conversion Price shall be the lower of (i) 110% of the average Closing Bid Price of the shares of Common Stock for the three (3) trading days immediately preceding the Initial Closing Date (as defined in the Securities Purchase Agreement) or (ii) 75% of the average of the three lowest Closing Bid Prices of the shares of common Stock for the thirty (30) trading days immediately preceding the Conversion Date (as hereinafter defined). For purposes of these Articles of Amendment, the term "Closing Bid

Price" means, for any security as of any date, the closing bid price on the principal securities exchange or trading market where the Common Stock is listed or traded as reported by Bloomberg, L.P. ("Bloomberg") or, if applicable, the closing bid price of the Common Stock in the over-the-counter market in the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for the Common Stock by Bloomberg, then the average of the bid prices of any market makers for such security as reported in the "pink sheets" by the National Quotation Bureau, Inc. "Trading Day" shall mean any day on which the Corporation's Common Stock is traded for any period on the principal securities exchange or other securities market on which the Common Stock is then being traded.

     3. EXPENSES AND EXPENSE REIMBURSEMENT. Client shall reimburse Contractor and make payment for requested or necessary pre-approved travel and expenses from Contractor's home base. Any such charges or requests for reimbursement for these agreed charges shall be invoiced and may be paid separately by Client either to Contractor or to the independent supplier for which reimbursement is sought.

     Client shall reimburse contractor a Hiring Fee of $100,000, in the event the Client hires or retains any of the Contractor's consultants or staffs within twelve months from the termination date of this agreement. This fee shall be payable 5 days after the receipt of an invoice.

     CLIENT ACKNOWLEDGES THE CONTRACTOR IS NOT AN ATTORNEY NOR A CERTIFIED PUBLIC ACCOUNTANT OR AN AUDITOR OR A BROKER/DEALER OR A MARKET MAKER. CLIENT MUST SEEK THEIR OWN ATTORNEY AND CERTIFIED PUBLIC ACCOUNTANT FOR OPINIONS AND CONSENTS. Any expenses arise from these professional firms shall be the responsibilities of the Client or their merger Candidate. Contractor estimates these legal, audit, filings, edgarizing and other related expenses shall be approximately $100,000 to $150,000. These expenses are paid directly to the service performing parties and not to the Contractor.

     Client further acknowledges there may be additional costs and percentage of equity of Client's common stocks to acquire a spin-off merger or stock exchange company. The exact costs and percentages will be mutually approved by all parties prior to completion of such transaction.

     4. CONTROL. Contractor retains the sole and exclusive right to control or direct the manner or means by which the work described herein is to be performed. Client retains only the right to control the end product or quality of service delivered to insure its conformity with Client specifications and the provisions herein.

     5. PAYROLL OR EMPLOYMENT TAXES. No payroll, income withholding or employment taxes of any kind shall be withheld or paid by Client with respect to payments to Contractor. The taxes that are the subject of this paragraph include but are not limited o FICA, FUTA, federal personal income tax, state personal income tax, state disability insurance tax, and state unemployment insurance tax. Contractor represents and covenants that it has and will file and pay all such payroll, self employment, employment, worker's compensation, withholding and other taxes and reports as the same might be legally due and payable to all applicable state and federal authorities. The Contractor will not be treated as at, employee for state or federal tax purposes. Contractor hereby indemnities and holds harmless Client from any and all duty or obligation whatsoever relating to the payment or filing for any and all such taxes, penalties and interest, Contractor represents that its federal employer identification number is (AWl) 88-0484416 and (FAZ) ###-##-####.

     6. WORKER'S COMPENSATION. No workers compensation insurance has been or will be obtained by Client on account of Contractor or Contractor's employees. Contractor shall register and comply with all applicable workers' compensation laws in all applicable states and Contractor releases and indemnifies Client from all liability as to working conditions and the safety or possible injury of Contractor and its employees.

     7. TERMINATION. This Agreement covers and relates to services to be provided for approximately the next 90 days from the effective signing date hereof. It may be renewed on a monthly basis with the agreement of the parties. Either party may terminate this agreement by providing the other party a written 15 days notice,

     8. The parties agree that a facsimile signature shall have the same effect as an actual signature.

     Agreed to he effective this 1st day of October 2004 at City of San Diego, San Diego County, California.

OZOLUTIONS, INC.                                 ALEXANDER & WADE, INC.
("CLIENT")                                       ("CONTRACTOR")



/s/ Max Weissengruber                            /s/ Francis A. Zubrowski
------------------------------                  ------------------------------
Signature                                        Signature

Max Weissengruber                                Francis A. Zubrowski
------------------------------                  ------------------------------
Printed Name                                     Printed Name

President & COO                                  CEO
------------------------------                  ------------------------------
Title                                            Title


                                                 FRANCIS A. ZUBROWSKI
                                                 ("INDIVIDUAL")



                                                 /s/ Francis A. Zubrowski
                                                 -----------------------------
                                                 Signature

                                                 Francis A. Zubrowski
                                                 -----------------------------
                                                 Printed Name

                                                                      EXHIBIT 14

                       CODE OF ETHICS FOR SENIOR EXECUTIVE
                      OFFICER AND SENIOR FINANCIAL OFFICERS

     In addition to the Code of Business Conduct and Ethics of International Development Corp. (the "Company") that apply to all employees and directors of the Company, the CEO and all financial officers, including the principal financial officer and the principal accounting officer, are bound by the provisions set out below. Collectively the Officers of the Company to whom this Code of Ethics applies are called "the Officers."

     1. The Officers are responsible for full, fair, accurate, timely and understandable disclosure in all periodic reports and financial disclosures required to be filed by the Company with the SEC or disclosed to stockholders and/or the public.

     2. Therefore, the Officers shall immediately bring to the attention of the Audit Committee, [or Disclosure Compliance Officer], any material information of which the employee becomes aware that affects the disclosures made by the Company in its public filings and assist the Audit Committee [or Disclosure Compliance Officer] in fulfilling its responsibilities for full, fair, accurate, timely and understandable disclosure in all periodic reports required to be filed with the SEC.

     3. Each of the Officers shall immediately bring to the attention of the Audit Committee [or Disclosure Compliance Officer] any information he may have concerning:

          (a) Defects, deficiencies, or discrepancies related to the design or operation of internal controls which may affect the Company's ability to accurately record, process, summarize, report and disclose its financial data or

          (b) Any fraud, whether or not material, that involves management or other employees who have influential roles in the Company's financial reporting, disclosures or internal controls.

     4. The Officers shall promptly notify the Company's General Counsel, or the CEO as well as the Audit Committee of any information he or she may have concerning any violation of the Company's Code of Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

     5. The Officers shall immediately bring to the attention of the General Counsel or the CEO and the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulation applicable to the Company and the operation of its business, by the Company or any agent of the Company.

     6. The Board of Directors shall determine, or designate appropriate persons to determine, the appropriate actions to be taken in the event of a reported violation of the Code of Ethics. The actions taken shall be designed to deter wrongdoing and to promote accountability for adherence to the Code of Ethics. Such action may include a written notice to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension without pay or benefits (as determined by the Board) and termination of employment.

     In determining what action should be taken, the Board, or its designee, shall take into account all relevant information, including

     -    The  nature  and  severity  of  the  violation;

     - Whether the violations was a single occurrence or repeated occurrences;

     -    Whether the violation appears to have been intentional or inadvertent;

     - Whether the individual in question had been advised prior to the violation as to the proper course of action; and

     - Whether or not the individual in question has committed other violations in the past.

                                                                    EXHIBIT 31.1
Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Betty-Ann Harland, certify that:

1.   I  have  reviewed  this  Form  10-KSB/A of International Development Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods present in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financing reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involved management or other employees who have a significant rile in the small business issuer's internal control over financial reporting.

Date: January 6, 2006.

  /s/ Betty-Ann Harland
Betty-Ann Harland, Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I,  D.  Brian  Robertson,  certify  that:

1.   I  have  reviewed  this  Form  10-KSB/A of International Development Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods present in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13-a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer's internal control over financing reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involved management or other employees who have a significant rile in the small business issuer's internal control over financial reporting.


Date: January 6, 2006.

  /s/ D. Brian Robertson
D. Brian Robertson, Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report On Form 10-KSB/A of International Development Corp., I, Betty-Ann Harland, Chief Executive Officer of International Development Corp., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.   Such Annual Report on Form 10-KSB/A fully complies with the requirements of section  13(a)  or  15(d)  of  the  Securities  Exchange  Act  of 1934; and

2. The information contained in such Annual Report on Form 10-KSB/A fairly presents, in all material respects, the financial condition and results of operations of International Development Corp.

Dated: January 6, 2006.

  /s/  Betty-Ann Harland
    Betty-Ann Harland, Chief Executive Officer of
    International Development Corp.

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report On Form 10-KSB/A of International Development Corp., I, D. Brian Robertson, Chief Financial Officer of International Development Corp., hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

1.   Such Annual Report on Form 10-KSB/A fully complies with the requirements of section  13(a)  or  15(d)  of  the  Securities  Exchange  Act  of 1934; and

2. The information contained in such Annual Report on Form 10-KSB/A fairly presents, in all material respects, the financial condition and results of operations of International Development Corp.

Dated: January 6, 2006.

  /s/  D. Brian Robertson
    D. Brian Robertson, Chief Financial Officer of
    International Development Corp.

                        INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                            BUFFALO, NEW YORK 14202
                            TELEPHONE (416) 490-0254

                               February ___, 2006

To Our Stockholders:

     The purpose of this Information Statement is to inform the holders of record of shares of our common stock as of the close of business on the record date, December 31, 2005, that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on February ______, 2006 to approve the following:

     1. A grant of discretionary authority to our board of directors to implement a reverse split of the issued and outstanding shares of our common stock on the basis of one post-consolidation share for each 1,000 pre-consolidation shares to occur immediately after the action described herein;

     2. An amendment to our Articles of Incorporation to provide for the creation of a second series of common stock to be known as "Series B Common Stock"; and

     3. An amendment to our Articles of Incorporation to provide for the Change in our corporate name from International Development Corp. to Global Wataire, Inc.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date, 100,000 shares of our Series A preferred stock were issued and outstanding, 1,000,000 shares of our Series B preferred stock were issued and outstanding and 15,000,000 shares of our Series C preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series C preferred Stock, a holder of shares of the Series C preferred stock is entitled to the number of votes equal to the number of shares of the Series C preferred stock held by such holder multiplied by one on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock, to approve an amendment to our Articles of Incorporation to provide for the creation of a second class of common stock to be known as "Class B common stock," and to approve an amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

     A copy of the resolutions to be approved by Ms. Harland is described in Attachment A to this Information Statement.
-------------

     WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     We appreciate your continued interest in International Development Corp.

                                   Very truly yours,

                                   /s/ Betty-Ann Harland

                                   Betty-Ann Harland
                                   Chief Executive Officer

                        INTERNATIONAL DEVELOPMENT CORP.
                         534 DELAWARE AVENUE, SUITE 412
                            BUFFALO, NEW YORK 14202
                            TELEPHONE (416) 490-0254

                              INFORMATION STATEMENT

     WE  ARE  NOT  ASKING  YOU  FOR  A PROXY AND YOU ARE REQUESTED NOT TO SEND A
PROXY.

     This Information Statement is furnished to the holders of record at the close of business on the record date, December 31, 2005, to inform our stockholders that our board of directors has recommended, and that the holder of the majority of the voting power of our outstanding capital stock intends to vote on February ___, 2006 to approve the following:

     1. A grant of discretionary authority to our board of directors to implement a reverse split of the issued and outstanding shares of our common stock on the basis of one post-consolidation share for each 1,000 pre-consolidation shares to occur immediately after the action described herein;

     2. An amendment to our Articles of Incorporation to provide for the creation of a second series of common stock to be known as "Series B Common Stock"; and

     3. An amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date 100,000 shares of our Series A preferred stock were issued and outstanding, 1,000,000 shares of our Series B preferred stock were issued and outstanding and 15,000,000 shares of our Series C preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders. . Pursuant to our Certificate of Designation establishing Series C preferred Stock, a holder of shares of the Series C preferred stock is entitled to the number of votes equal to the number of shares of the Series C preferred stock held by such holder multiplied by one on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock, to approve an amendment to our Articles of Incorporation to provide for the creation of a second class of common stock to be known as "Class B common stock," and to approve an amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

     This Information Statement will be sent on or about February ___, 2006 to our stockholders of record who do not sign the majority written consent described herein.

                                VOTING SECURITIES

     In accordance with our bylaws, our board of directors has fixed the close of business on December 31, 2005 as the record date for determining the stockholders entitled to notice of the above noted actions. The grant of discretionary authority to the directors with respect to the reverse split, the amendment to our Articles of Incorporation to provide for the creation of a second class of common stock to be known as "Class B common stock," and to approve an amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc. will be approved if the number of votes cast in favor of the proposed corporate actions exceeds the number of votes cast in opposition to the proposed corporate actions. A majority of the voting power, which includes the voting power that is present in person or by proxy, constitutes a quorum for the transaction of business.

     As of the record date, 483,404,226 shares of our common stock were issued and outstanding. Each share of the common stock outstanding entitles the holder to one vote on all matters brought before the common stockholders. As of the record date 100,000 shares of our Series A preferred stock were issued and outstanding, 1,000,000 shares of our Series B preferred stock were issued and outstanding and 15,000,000 of our Series C preferred stock were issued and outstanding. Pursuant to our Certificate of Designation establishing Series A preferred stock, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series B preferred stock, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series B preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders. Pursuant to our Certificate of Designation establishing Series C preferred Stock, a holder of shares of the Series C preferred stock is entitled to the number of votes equal to the number of shares of the Series C preferred stock held by such holder multiplied by one on all matters submitted to a vote of our stockholders.

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to effect a reverse stock split of our common stock, to approve an amendment to our Articles of Incorporation to provide for the creation of a second class of common stock to be known as "Class B common stock," and to approve an amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc. Ms. Harland will have the power to pass the proposed corporate actions without the concurrence of any of our other stockholders.

Acquisition of Our Shares by Ms. Harland.

     On September 23, 2004, for $25,000, Ms. Harland acquired 15,000,000 shares of our common stock, which represented 30.51 percent of our issued and outstanding common stock, inasmuch as we had 49,104,226 shares of our common stock issued and outstanding at the time. The acquisition of shares of our common stock constituted a change in control of International Development Corp. and was duly reported at that time. In addition, Ms. Harland had proxies to vote 6,000,000 shares of our common stock, granted by 1421209 Ontario Limited. The proxies covering 6,000,000 shares of our common stock coupled with the 15,000,000 shares of our common stock owned by Ms. Harland gave her the right to vote 21,000,000 shares of our common stock, which constituted approximately 42 percent of our issued and outstanding common stock at the time. The proxies expired on February 1, 2005.

     In January 2005, the 15,000,000 shares of our common stock held by Ms. Harland were exchanged for 1,000,000 shares of our Series A preferred stock. As noted above, a holder of shares of the Series A preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 200 on all matters submitted to a vote of our stockholders. Consequently, the 1,000,000 shares of the Series A preferred stock gave Ms. Harland the right to vote 200,000,000 shares of our common stock, which number exceeded the number of our issued and outstanding shares of common stock at the time.

     In July 2005, our board of directors approved the surrendering and cancellation of 900,000 shares of our Series A preferred stock held by Ms. Harland, and authorized the issuance of 1,000,000 shares of our Series B preferred stock to her in consideration of $1,000 and the surrender of 900,000 shares of our Series A preferred stock. In September 2005, Ms. Harland transferred 35,000 shares of her remaining Series A preferred stock, leaving her with a total of 65,000 shares of Series A preferred stock. As noted above, a holder of shares of the Series B preferred stock is entitled to the number of votes equal to the number of shares of the Series A preferred stock held by such holder multiplied by 500 on all matters submitted to a vote of our stockholders. Consequently, the 1,000,000 shares of our Series B preferred stock, along with the 65,000 shares of our Series A preferred stock, gave Ms. Harland the right to vote 513,000,000 shares of our common stock, which number exceeded the majority of our issued and outstanding shares of common stock at the time.

     None of the issuances of our shares of our common stock, Series A preferred stock, or Series B preferred stock were approved by our stockholders, inasmuch as our board of directors under Nevada law had the power to issue shares as it determined as long as it complied with Nevada law. Prior to her acquisition of shares of our common stock, Ms. Harland had no relationship with International Development Corp. or any of our affiliates.

DISTRIBUTION AND COSTS

     We will pay all costs associated with the distribution of this information statement, including the costs of printing and mailing. In addition, we will only deliver one Information Statement to multiple security holders sharing an address, unless we have received contrary instructions from one or more of the security holders. Also, we will promptly deliver a separate copy of this Information Statement and future stockholder communication documents to any security holder at a shared address to which a single copy of this information statement was delivered, or deliver a single copy of this Information Statement and future stockholder communication documents to any security holder or holders sharing an address to which multiple copies are now delivered, upon written or oral request to us at our address noted above.

     Security holders may also address future requests regarding delivery of Information Statements and/or annual reports by contacting us at the address noted above.

DISSENTERS' RIGHT OF APPRAISAL

     Nevada law provides for a right of a stockholder to dissent to the proposed reverse stock split and obtain appraisal of or payment for such stockholder's shares. See "Proposal 1 - Dissent Rights of Our Stockholders."

           GRANT OF DISCRETIONARY AUTHORITY TO THE BOARD OF DIRECTORS
                TO IMPLEMENT A ONE FOR 1,000 REVERSE STOCK SPLIT
                                  (PROPOSAL 1)

     Our board of directors has adopted a resolution to seek stockholder approval of discretionary authority for our board of directors to implement a reverse split of our common stock for the purpose of increasing the market price of our common stock and to reduce the very large number of outstanding shares of our common stock. Having such a large number of outstanding shares of common stock, in our opinion, does not convey the impression that we seek for our company. We feel that any potential investor in our company would consider a very large number of outstanding shares as a negative due to the potential for market price fluctuation of very cheap stock. As discussed below in Proposal 3 dealing with the proposed change of our corporate name and the nature of our business, we have decided to change the business model for the company and enter into what we feel is a very exciting business opportunity with the acquisition of the exclusive license from Wataire Industries, Inc. in October 2005.

     In connection with our change of business, on January 11, 2006, we executed and closed an Asset Sale Agreement with Max Weissengruber, our president, chief operations officer and a director, and D. Brian Robertson, our chief financial officer, with respect to the purchase of certain assets of Freshwater Technologies, Inc., our wholly-owned subsidiary. Although the agreement was executed and closed on January 11, 2006, it was effective as of October 1, 2005. Included in the assets was the name "Freshwater Technologies." The purchase price for the assets was $60,210.33 paid in the form of the forgiveness of debt for salary owed by International Development Corp. in the amount of $32,482.51 to Mr. Weissengruber, and $27,727.82 to Mr. Robertson. As additional consideration, Messrs. Weissengruber and Robertson agreed to the termination of their employment agreements with International Development Corp. and a general release of any and all claims they may have had against either International Development Corp. or Freshwater Technologies, Inc. In addition, certain other liabilities of Freshwater Technologies, Inc. were either assumed or forgiven by Messrs. Weissengruber and Robertson and Bob Glassen in the amount of $10,918.54. The net effect of the transaction was that International Development and Freshwater were relieved of liabilities which exceeded assets in the amount of $134,532.17, and that Freshwater Technologies, Inc. is now debt free.

     Our board of directors approved the sale to Messrs. Weissengruber and Robertson on September 29, 2005, and as modified, on January 6, 2006. The board determined that in its business judgment, the assets disposed of were of no material value to us, especially when considered in the context of the termination of significant liabilities and the fact that we had decided not to pursue the very competitive water treatment business. The exclusive license which we have obtained from Wataire Industries, Inc. is expected to be far more valuable to us going forward than the assets and liabilities of Freshwater
Technologies and International Development Corp. which included in the transaction with Messrs. Weissengruber and Robertson.

     With the reverse split of our outstanding shares of common stock, coupled with the elimination of unwanted non-material assets and significant liabilities in excess of our assets, we feel that we will have a better opportunity to show investors that we are a company with a significant business future.

     The reverse split exchange ratio that the board of directors approved and deemed advisable and for which it is seeking stockholder approval is 1,000 pre-consolidation shares for each one post-consolidation share, with the reverse split to occur immediately after the action described herein. Approval of this proposal would give the board authority to implement the reverse split of the issued and outstanding shares of our common stock on the basis of 1,000 pre-consolidation shares for each one post-consolidation share at any time it determined immediately after the action described herein. In addition, approval of this proposal would also give the board authority to decline to implement a reverse split. It is expected that upon approval of the proposed reverse split, the board will implement same immediately.

     If you approve the grant of discretionary authority for our board of directors to implement a reverse split and the board of directors decides to implement the reverse split, we will effect a reverse split of our then issued and outstanding common stock on the basis of 1,000 pre-consolidation shares for each one post-consolidation share.

     As discussed above, the board of directors believes that the higher share price that might initially result from the reverse stock split could help generate interest in International Development Corp. among investors and thereby assist us in raising future capital to fund our operations or make acquisitions. We have not engaged in any negotiations to merge with any other entity.

     Prior to December 9, 2004 we were a Delaware corporation with the name of Ozolutions, Inc. On December 9, 2004, we changed our domicile from Delaware to
Nevada  and  also  changed our corporate name to International Development Corp.
Before the change of our domicile and corporate name, our common stock was quoted on the OTC Bulletin Board under the symbol "OZLU.OB." On December 9, 2004, our symbol changed to "IDVL.OB." The following table sets forth, for the fiscal quarters indicated, the high and low bid prices for our common stock which has been quoted on the OTC Bulletin Board. These quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not represent actual transactions.

                                        HIGH      LOW
                    AUGUST 31, 2002    $  0.30  $  0.09
                    NOVEMBER 30, 2002  $  0.20  $  0.08
                    FEBRUARY 28, 2003  $  0.12  $  0.08
                    MAY 31, 2003       $  0.14  $  0.05

                                       HIGH     LOW
                    AUGUST 31, 2003    $  0.15  $  0.02
                    NOVEMBER 30, 2003  $  0.16  $  0.05
                    FEBRUARY 28, 2004  $  0.09  $  0.03
                    MAY 31, 2004       $ 0.065  $  0.02

                                       HIGH     LOW
                    AUGUST 31, 2004    $ 0.045  $  0.01
                    NOVEMBER 30,2004   $  0.01  $  0.01
                    FEBRUARY 28, 2005  $0.0024  $0.0022
                    MAY 31,2005        $0.0007  $0.0006

                                       HIGH     LOW
                    AUGUST 31,2005     $0.0007  $0.0006
                    November 30, 2005  $0.0006  $0.0006
                    January 24,2006    $0.0004  $0.0003

     Since our inception, no dividends have been paid on our common stock. We intend to retain any earnings for use in our business activities, so it is not expected that any dividends on our common stock will be declared and paid in the foreseeable future.

     Stockholders should note that the effect of the reverse split upon the market price for our common stock cannot be accurately predicted and that an increase in our share price is not a certainty. In particular, if we elect to implement a reverse stock split, there is no assurance that prices for shares of our common stock after a reverse split will be up to 1,000 times greater than the price for shares of our common stock immediately prior to the reverse split. Furthermore, there can be no assurance that the market price of our common stock immediately after a reverse split will be maintained for any period of time. Moreover, because some investors may view the reverse split negatively, there can be no assurance that the reverse split will not adversely impact the market price of our common stock or, alternatively, that the market price following the reverse split will either exceed or remain in excess of the current market price.

EFFECT OF THE REVERSE SPLIT

     The reverse split would not affect the registration of our common stock under the Securities Exchange Act of 1934, as amended, nor will it change our periodic reporting and other obligations thereunder.

     The voting and other rights of the holders of our common stock would not be affected by the reverse split (other than as described below). For example, a holder of 0.5 percent of the voting power of the outstanding shares of our common stock immediately prior to the effective time of the reverse split would continue to hold 0.5 percent of the voting power of the outstanding shares of our common stock after the reverse split. The number of stockholders of record would not be affected by the reverse split (except as described below).

     The authorized number of shares of our common stock and the par value of our common stock under our articles of incorporation would remain the same following the effective time of the reverse split.

     The number of shares of our common stock issued and outstanding would be reduced following the effective time of the reverse split in accordance with the following formula: if our directors decide to implement a one for 1,000 reverse split, every 1,000 shares of our common stock owned by a stockholder will automatically be changed into and become one new share of our common stock.

     Stockholders should recognize that if a reverse split is effected, they will own a fewer number of shares than they presently own (a number equal to the number of shares owned immediately prior to the effective time divided by the one for 1,000 exchange ratio. However, if as a result of the reverse split, a stockholder would be entitled to less than one share, a fractional share, any such fractional share shall be rounded up to the nearest whole share.

     Since we will not issue any fractional shares as a result of the reverse split, but instead will issue one whole share for each fractional share which might result from the reverse split, we should not experience any reduction in the number of our stockholders. It is our intention that the reverse split should not reduce the number of our stockholders.

     We currently have 483,404,226 shares of our common stock outstanding. Our shares of common stock are held by approximately 1,988 stockholders of record. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. Following the reverse split we will have the same number of stockholders as before the reverse split. Depending upon the rounding up process of one whole share for each fractional share, we will have approximately 483,405 (or more) issued and outstanding shares of common stock following the reverse split.

     We currently have no intention of going private, and the proposed reverse stock split is not intended to be a first step in a going private transaction and will not have the effect of a going private transaction covered by Rule 13e-3 of the Exchange Act. Moreover, the proposed reverse stock split does not increase the risk of us becoming a private company in the future. Finally, we have no plans to liquidate the company after the reverse split. Following the reverse split, we will continue our reporting obligations under the Exchange Act.

     Issuance of Additional Shares. The number of authorized but unissued shares of our common stock effectively will be increased significantly by the reverse split of our common stock.

     If we elect to implement a one for 1,000 reverse split, based on the 483,404,226 shares of our common stock outstanding on the record date, and the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, 316,595,774 shares of our common stock remain available for issuance prior to the reverse split taking effect. A one for 1,000 reverse split would have the effect of decreasing the number of our outstanding shares of our common stock from 483,404,226 to 483,404 shares.

     Based on the 800,000,000 shares of our common stock that are currently authorized under our articles of incorporation, if we elect to implement a one for 1,000 reverse stock split, the reverse split, when implemented, would have the effect of increasing the number of authorized but unissued shares of our common stock from 316,595,774 to 799,516,596 shares. However, the actual number of issued shares will depend on how many fractional shares will be rounded up to the nearest whole share.

     An additional effect of the reverse split is that, pursuant to the certificates of designation establishing the Series A preferred stock, the shares of our Series A preferred stock will not be reversed along with the shares of our common stock, the net effect of which would be that Ms. Harland will still have voting power over 13,000,000 shares of our common stock (65,000 times 200), plus 500,000,000 shares of our common stock as a result of her ownership of 1,000,000 shares of our Series B preferred stock (1,000,000 times
500), or a total of 513,000,000 shares of our common stock, which number will exceed the 483,404 issued and outstanding shares of the common stock if there is a one for 1,000 reverse split of our common stock, as contemplated by the proposal.

     The issuance in the future of additional authorized shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of our common stock.

     The effective increase in the number of authorized but unissued shares of our common stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of our articles of incorporation or bylaws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of us through a transaction opposed by our board of directors. At this time, our board does not have plans to issue any common shares resulting from the effective increase in our authorized but unissued shares generated by the reverse split.

FEDERAL INCOME TAX CONSEQUENCES

     We will not recognize any gain or loss as a result of the reverse split.

     The following description of the material federal income tax consequences of the reverse split to our stockholders is based on the Internal Revenue Code of 1986, as amended, applicable Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practices as in effect on the date of this Information Statement. Changes to the laws could alter the tax consequences described below, possibly with retroactive effect. We have not sought and will not seek an opinion of counsel or a ruling from the Internal Revenue Service regarding the federal income tax consequences of the reverse split. This discussion is for general information only and does not discuss the tax consequences that may apply to special classes of taxpayers (e.g., non-residents of the United States, broker/dealers or insurance companies). The state and local tax consequences of the reverse split may vary significantly as to each stockholder, depending upon the jurisdiction in which such stockholder resides. You are urged to consult your own tax advisors to determine the particular consequences to you.

     We believe that the likely federal income tax effects of the reverse split will be that a stockholder who receives solely a reduced number of shares of our common stock will not recognize gain or loss. With respect to a reverse split, such a stockholder's basis in the reduced number of shares of our common stock will equal the stockholder's basis in his old shares of our common stock. However, if a stockholder receives one whole share for a fractional share, such stockholder may be deemed to have received income with respect to the value of the fractional share received over and above the fraction of the share which would have been received if there had been no requirement that the fractional share be rounded up to the nearest whole share. Inasmuch as the most recent quoted price for shares of our common stock was between $0.0003 and $0.0004 per share, any potential income will be negligible for a rounded up share.

EFFECTIVE DATE

     If the proposed reverse split is approved and the board of directors elects to proceed with a reverse split, the split would become effective as of 5:00 p.m. Nevada time on the date the split is approved by our board of directors which is expected to be the day after the action described herein by our majority shareholder. Except as explained herein with respect to fractional shares and stockholders who currently hold fewer than 1,000 shares, or such lesser amount as we may determine, on such date, all shares of our common stock that were issued and outstanding immediately prior thereto will be, automatically and without any action on the part of the stockholders, converted into new shares of our common stock in accordance with the one for 1,000 exchange ratio.

RISKS ASSOCIATED WITH THE REVERSE SPLIT

     This Information Statement includes forward-looking statements including statements regarding our intent to solicit approval of a reverse split, the timing of the proposed reverse split and the potential benefits of a reverse split, including, but not limited to, increased investor interest and the potential for a higher stock price. The words "believe," "expect," "will," "may" and similar phrases are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions, and are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The risks include that we may not have sufficient resources to continue as a going concern; any significant downturn in our industry or in general business conditions would likely result in a reduction of demand for our products or services and would be detrimental to our business; we will be unable to achieve profitable operations unless we increase quarterly revenues or make further cost reductions; a loss of or decrease in purchases by one of our significant customers could materially and adversely affect our revenues and profitability; the loss of key personnel could have a material adverse effect on our business; the large number of shares available for future sale could adversely affect the price of our common stock; and the volatility of our stock price. For a discussion of these and other risk factors, see our annual report on Form 10-KSB for the year ended August 31, 2005, as amended, and other filings with the Securities and Exchange Commission.

     If approved and implemented, the reverse stock split will result in some stockholders owning "odd-lots" of less than 100 common shares of our stock on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell than shares in "even lots" of even multiples of 100 shares. The definition of "odd-lot" may be less than 10 shares of a very thinly traded stock, such as shares of our common stock. Some brokers charge higher commissions for such transactions (often 1/8 of a point per share, called the differential). also called broken lot or uneven lot opposite of round lot. As a practical matter, it would not be economical for a stockholder owning one share to sell his one share, since transaction charges currently would exceed the value of the share.

     We estimate that there will be approximately 1,125 stockholders who will hold one share of our common stock following the reverse split.

DISSENT RIGHTS OF OUR STOCKHOLDERS

     Under Nevada law, our stockholders are entitled, after complying with certain requirements of Nevada law, to dissent from the approval of the authority with respect to the reverse stock split, pursuant to Sections 92A.300 to 92A.500, inclusive, of the NRS and to be paid the "fair value" of their shares of International Development Corp. common stock in cash by complying with the procedures set forth in Sections 92A. 380 to 92A. 450 of the NRS. Set forth below is a summary of the procedures relating to the exercise of dissenters' rights by our stockholders. This summary does not purport to be a complete statement of the provisions of Sections 92A. 380 to 92A. 450 of the NRS and is qualified in its entirety by reference to such provisions, which are contained in Attachment B to this Information Statement.

     Pursuant to Section NRS 92A.410, if the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, as is the case here, we are required to notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.

     Under NRS 92A.430, the contents of the dissenter's notice and the delivery to stockholders entitled to assert rights must contain the following:

     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting (even if by consent of a majority of the voting shares as described in this Information Statement), the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.

     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:

     (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;

     (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;

     (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;

     (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and

     (e)  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.

     Under NRS 92A.380, the right of a stockholder to dissent from certain corporate actions and to obtain payment for shares is as follows:

     1. Except as otherwise provided in NRS 92A.370 and 92A.390, any stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:

     (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

     2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.

     Pursuant to NRS 92A.440, the demand for payment and deposit of certificates and retention of rights of a stockholder are as follows:

     1.   A stockholder to whom a dissenter's notice is sent must:

     (a)  Demand payment;

     (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and

     (c) Deposit his certificates, if any, in accordance with the terms of the notice.

     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.

     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.

         -------------

     Notices should be addressed to International Development Corp., 534 Delaware Avenue, Suite 412, Buffalo, New York 14202.

     A stockholder whose shares of our common stock are held in "street name" or in the name of anyone other than the stockholder must obtain written consent from the person or firm in whose name the shares are registered, allowing the stockholder to file the notice demanding payment for the shares in question, and must deliver the consent to us no later than the time that dissenter's rights are asserted (Section 92A.400.2(a) of the NRS). Also, the dissent must be asserted as to all shares of our common stock that the stockholder beneficially owns or has power to vote on the record date (Section 92A.400.2(b) of the NRS).

     Any stockholder who does not complete the requirements of Sections 92A.400 and 92A.420.1(a) and (b) of the NRS as described above is not entitled to payment for his shares of International Development Corp.'s common stock (Section 92A.420.2 of the NRS).

VOTE REQUIRED

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority for our board of directors to effect a reverse stock split of our common stock. Ms. Harland will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders. Consequently, our stockholders are not being asked to vote on the proposed corporate action. A copy of the resolutions to be approved by Ms. Harland are described in Attachment A to this
                                                            ------------
Information Statement.

     Our board of directors has recommended a vote of approval of the proposed corporate action.

     WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

         -------------

    AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO PROVIDE FOR THE CREATION OF A SECOND SERIES OF COMMON STOCK TO BE KNOWN AS "SERIES B COMMON STOCK"
                                  (PROPOSAL 2)

     Our board of directors has adopted a resolution to seek stockholder approval to amend our Articles of Incorporation to provide for a second series of common stock to be known as "Series B Common Stock." The shares of the Series B Common Stock will be designated as a series out of our current authorized common stock and will be used for such purposes as our board determines. At the present time, we are considering making an offering of our shares of common stock in Europe under Regulation S as promulgated under the Securities Act of 1933. If we decide to make such an offering, the shares of the Series B Common Stock will only be offered and sold in Europe pursuant to Regulation S. As of the date of this Information Statement, we have not decided upon the number of shares of Series B Common Stock which may be offered in a Regulation S Offering, or the total amount to be raised.

Number of shares to be allocated to Series B.

We have not yet determined how many shares of our common stock we will designate as Series B Common Stock. At the present time, we have 800,000,000 shares designated as common stock, with 483,404,226 shares issued and outstanding before the proposed reverse split. If we decide to issue Series B Common Stock, the number issued will come from the authorized shares of our common stock.

Attributes of Series B Common Stock. The proposed Series B Common Stock will have all of the same attributes as any other shares of our common stock, including, but not limited to the right to receive dividends, voting rights, and denial of preemptive rights and denial of cumulative voting rights.


Attributes of a Regulation S offering.

A Regulation S offering must comply with the provisions of Regulation S promulgated under the Securities Act, which exempts the issuance of the securities from registration under the Securities Act. The securities offered by the offering in Europe are also intended to be exempt from registration under various state securities within the United States and foreign securities laws.

A suitable investor under a Regulation S offering:
(a) Must be a non-U.S. person and who is not acquiring the securities for the account or benefit of any U.S. person, or is not a U.S. person who purchased the securities in a transaction that did not require registration under the Securities Act.
(b) Must be one who, immediately prior to sale, we and any broker, upon making reasonable inquiry, shall have reasonable grounds to believe, and does believe:
(i)     Can  bear  the  economic  risk  of  losing  his  entire  investment;
(ii) Recognizes the restrictions on transferability of the common stock; has adequate means for providing for his current financial needs and possible personal contingencies; has no need for liquidity of this investment;
(iii) Is familiar with the nature and risks attendant to investments of this nature and has determined that the purchase of the common stock is consistent with his projected income and investment objectives; and
(iv) Has by himself, or together with his Purchaser Representative, the requisite knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of making an investment in International Development Corp.
(c) Must agree to resell the shares of the common stock purchased through the offering only in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.
(d) Must agree not to engage in hedging transactions with regard to such securities unless in compliance with the Securities Act.

In no event will the shares be sold to anyone who is a U.S. Person.

The issuance of the shares of Series B Common Stock could have a number of effects on our stockholders depending upon the exact nature and circumstances of any actual issuance of authorized but unissued shares. The issuance could have an anti-takeover effect, in that the additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of International Development Corp. more difficult. For example, additional shares could be issued by us so as to dilute the stock ownership or voting rights of persons seeking to obtain control of International Development Corp. Likewise, shares of our Series B Common Stock will have voting rights equal to all other shares of our common stock, with the effect being that the stockholders of the Series B Common Stock would have the ability to control the vote of our stockholders if they own a majority of our issued and outstanding common stock.

The proposal with respect to our Series B Common Stock is not being made by us in response to any known accumulation of shares or threatened takeover. The issuance of shares of Series B Common Stock to certain persons allied with our management could have the effect of making it more difficult to remove our current management by diluting the stock ownership or voting rights of persons seeking to cause such removal. In addition, an issuance of shares of Series B Common Stock by us could have an effect on the potential realizable value of a stockholder's investment. In the absence of a proportionate increase in our earnings and book value, an increase in the aggregate number of our outstanding shares caused by the issuance of our Series B Common Stock would dilute the earnings per share and book value per share of all outstanding shares of our common stock. If such factors were reflected in the price per share of common stock, the potential realizable value of the stockholder's investment could be adversely affected. The proposed Series B Common Stock would not carry with it preemptive rights to acquire our shares of our common stock.

The proposed amendment creating a Series B Common Stock will not have any material effect on our business, operations, reporting requirements or stock price. Once the amendment is adopted, it will become effective upon filing of a certificate of amendment of our Articles of Incorporation with the Secretary of State of Nevada.

VOTE REQUIRED

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority for our board of directors to to amend our articles of incorporation to create Series B of our common stock. Ms. Harland will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders. Consequently, our stockholders are not being asked to vote on the proposed corporate action. A copy of the resolutions to be approved by Ms. Harland are described in Attachment A to this Information Statement.
                             -------------

     Our board of directors has recommended a vote of approval of the proposed corporate action.

     WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.


   AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TO CHANGE OUR CORPORATE NAME
                            TO GLOBAL WATAIRE, INC.
                                  (PROPOSAL 3)

     Our board of directors has adopted a resolution to seek stockholder approval to amend our Articles of Incorporation to change our corporate name to Global Wataire, Inc. Our board has determined that a change in our corporate name is desired to more accurately reflect our business going forward.


NEW PROPOSED BUSINESS

As discussed under Proposal 1 dealing with the reverse split of our outstanding shares of common stock, we propose to change the emphasis on our business going forward to an entirely new kind of company focused on providing innovative solutions to a global market that is literally thirsty for quality drinking water. Through a license agreement with Wataire Industries, Inc., we have developed and engineered a unique and effective technology that produces very high quality drinking water from atmospheric water generation. We will be engaged in the ongoing development of our proprietary and patent pending technology, and manufacture to world class standards of our comprehensive product range as well as the distribution and exploitation of this unique and innovative water solution to international and domestic markets.

Further, as discussed in Proposal 1 above, in order to focus our attention on our new business plan, we disposed of unneeded non-material assets of our wholly-owned subsidiary, Freshwater Technologies, Inc., in exchange for the elimination of significant liabilities.

The Atmospheric Water Generator is a sophisticated machine designed to create pure, filtered drinking water from the moisture in the air. The methods employed to produce potable water by tapping into nature's hydrologic cycle are unique and the result of 13 years of research and extensive field testing. These machines are approximately the size of a household water cooler and will create up to eight gallons of drinking water a day. Our atmospheric water generators also produce up to 200,000 liters / day. The larger units provide both drinking water and irrigation water for greenhouse horticulture systems.

There are tens of millions of American consumers who have bottled water dispensers in their homes. Many struggle to lift heavy bottled water onto their water dispensers. We expect to show the American consumer better clean water alternative that requires no heavy lifting or running back and forth to the store to get more water. The Wataire technology which generates water from air is expected to capitalize on the growing demand for quality drinking water as evidenced by the strong and growing demand for bottled water with the added convenience of not having to handle bottles and the other benefits that atmospheric generation offers in terms of air quality in the home and office environment. We will grow the business through strategically located distributors who have experience and known markets for their products.

The proposed amendment will not have any material effect on our business, operations, reporting requirements or stock price. Stockholders will not be required to turn in their old certificates in exchange for new certificates bearing our new name. Once the amendment is adopted, it will become effective upon filing of a certificate of amendment of our Articles of Incorporation with the Secretary of State of Nevada.

VOTE REQUIRED

     We have a consenting stockholder, Betty-Ann Harland, our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date, even if all of the shares of the Series C preferred stock are voted equaling 15,000,000 shares of our common stock.

     Ms. Harland will vote in favor of the grant of the discretionary authority to our board of directors to change our corporate name to "Global Wataire, Inc." Ms. Harland will have the power to pass the proposed corporate action without the concurrence of any of our other stockholders. Consequently, our stockholders are not being asked to vote on the proposed corporate action. A copy of the resolutions to be approved by Ms. Harland are described in Attachment A to this
                                                            ------------

Information Statement.

     Our board of directors has recommended a vote of approval of the proposed corporate action.

     WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Information regarding the beneficial ownership of our common and preferred stock by management and the board of directors is noted below

     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table presents information regarding the beneficial ownership of all shares of our common stock and preferred stock as of the record date, by:

- Each person who beneficially owns more than five percent of the outstanding shares of our common stock;

- Each person who beneficially owns outstanding shares of our preferred stock;

-    Each  of  our  directors;

-    Each  named  executive  officer;  and

-    All  directors  and  officers  as  a  group.

        NAME OF BENEFICIAL OWNER (1)               COMMON STOCK BENEFICIALLY     PREFERRED STOCK  BENEFICIALLY
------------------------------------------------            OWNED (2)                      OWNED (2)
                                                  ----------------------------  --------------------------------
                                                    NUMBER         PERCENT          NUMBER          PERCENT
                                                  -----------  ---------------  --------------  ----------------
                                                          -0-             -0-    1,000,000 (3)           100 (3)
Betty-Ann Harland .(6). . . . . . . . . . . . . .         -0-             -0-       65,000 (5)            65 (5)
Max Weissengruber . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
D. Brian Robertson (4). . . . . . . . . . . . . .   1,731,546           .0035          -0-               -0-
Douglas Robertson . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
Arthur N. Kelly . . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
Richard Proulx  . . . . . . . . . . . . . . . . .         -0-             -0-          -0-               -0-
                                                  -----------  ---------------  --------------  ----------------

All directors and executive officers as a group                                  1,000,000 (3)           100 (3)
(seven persons) . . . . . . . . . . . . . . . . .   1,731,546           .0035       65,000 (5)            65 (5)
                                                  -----------  ---------------
                                                                                 1,000,000 (3)           100 (3)
Total . . . . . . . . . . . . . . . . . . . . . .   1,731,546           .0035       65,000 (5)            65 (5)
                                                  ===========  ===============  ==============  ================

(1) Unless otherwise indicated, the address for each of these stockholders is c/o International Development Corp., 534 Delaware Avenue, Suite 412, Buffalo, New York 14202. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock which he beneficially owns.
(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. As of the date of this Annual Report, there were issued and outstanding 483,404,226 shares of our common stock, 100,000 shares of our Series A preferred stock, 1,000,000 shares of our Series B preferred Stock and 15,000,000 of our Series C preferred stock.
(3)  Series B preferred stock.
(4) Mr. Robertson owns directly 1,562,440 shares of our common stock and his wife, Margaret Robertson, owns 169,106 shares of our common stock.
(5)  Series A preferred stock.

(6) Betty-Ann Harland is our director and chief executive officer, who holds no shares of our common stock, 65,000 shares of our Series A preferred stock and 1,000,000 shares of our Series B preferred stock. Therefore, Ms. Harland will have the power to vote 513,000,000 shares of our common stock, which number exceeds the majority of the issued and outstanding shares of the common stock on the record date.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than 10 percent of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. All such persons have filed all required reports.

                      DOCUMENTS INCORPORATED BY REFERENCE

     Our Annual Report on Form 10-KSB for the year ended August 31, 2005 and our Quarterly Reports on Form 10-QSB for the period ended November 30, 2005 are incorporated herein by reference.

                     COPIES OF ANNUAL AND QUARTERLY REPORTS

     We will furnish a copy of our Annual Report on Form 10-KSB for the year ended August 31, 2005 and our Quarterly Report on Form 10-QSB for the period ended November 30, 2005, and any exhibit referred to therein without charge to each person to whom this Information Statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request. Any request should be directed to our corporate secretary at 534 Delaware Avenue, Suite 412, Buffalo, New York 14202, Telephone
(416) 490-0254.

                                   By Order of the board of directors,

                                   /s/ Betty-Ann Harland

                                   Betty-Ann Harland
                                   Chief Executive Officer

                                                                    ATTACHMENT A

                        RESOLUTIONS TO BE ADOPTED BY THE
                                STOCKHOLDERS OF
                        INTERNATIONAL DEVELOPMENT CORP.
                                (the "Company")

          RESOLVED, that the grant of discretionary authority to the board of directors to implement a reverse split of the Company's issued and outstanding common stock on the basis of one post-consolidation share for each 1,000 pre-consolidation shares is hereby approved in all respects; and

          RESOLVED FURTHER, to approve an amendment to our Articles of Incorporation to provide for the creation of a second series of common stock to be known as "Series B Common Stock"; and

          RESOLVED FURTHER, to approve an amendment to our Articles of Incorporation to provide for the change in our corporate name from International Development Corp. to Global Wataire, Inc.; and

          RESOLVED FURTHER, that the officers of the Company be, and each of them hereby is, authorized, empowered and directed, for and on behalf of the Company, to take any and all actions, to perform all such acts and things, to execute, file, deliver or record in the name and on behalf of the Company, all such instruments, agreements, or other documents, and to make all such payments as they, in their judgment, or in the judgment of any one or more of them, may deem necessary, advisable or appropriate in order to carry out the transactions contemplated by the foregoing resolutions.

                                                                    ATTACHMENT B

            SECTIONS 92A.300-92A.500 OF THE NEVADA REVISED STATUTES

     NRS  92A.300  DEFINITIONS.  As  used  in NRS 92A.300 to 92A.500, inclusive,
                                              -----------    -------
unless  the  context  otherwise  requires,  the  words  and terms defined in NRS
                                                                             ---
92A.305  to  92A.335,  inclusive,  have  the  meanings ascribed to them in those
-------      -------
sections.
     (Added to NRS by 1995, 2086)

     NRS 92A.305 "BENEFICIAL STOCKHOLDER" DEFINED. "Beneficial stockholder" means a person who is a beneficial owner of shares held in a voting trust or by a nominee as the stockholder of record.
     (Added to NRS by 1995, 2087)

     NRS 92A.310 "CORPORATE ACTION" DEFINED. "Corporate action" means the action of a domestic corporation.
     (Added to NRS by 1995, 2087)

     NRS 92A.315 "DISSENTER" DEFINED. "Dissenter" means a stockholder who is entitled to dissent from a domestic corporation's action under NRS 92A.380 and
                                                                 -----------
who  exercises  that  right  when  and  in the manner required by NRS 92A.400 to
                                                                  -----------
92A.480, inclusive.
-------
     (Added to NRS by 1995, 2087; A 1999, 1631)
                                          ----

     NRS 92A.320 "FAIR VALUE" DEFINED. "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which he objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.
     (Added to NRS by 1995, 2087)

     NRS 92A.325 "STOCKHOLDER" DEFINED. "Stockholder" means a stockholder of record or a beneficial stockholder of a domestic corporation.
     (Added to NRS by 1995, 2087)

     NRS 92A.330 "STOCKHOLDER OF RECORD" DEFINED. "Stockholder of record" means the person in whose name shares are registered in the records of a domestic corporation or the beneficial owner of shares to the extent of the rights granted by a nominee's certificate on file with the domestic corporation.
     (Added to NRS by 1995, 2087)

     NRS 92A.335 "SUBJECT CORPORATION" DEFINED. "Subject corporation" means the domestic corporation which is the issuer of the shares held by a dissenter before the corporate action creating the dissenter's rights becomes effective or the surviving or acquiring entity of that issuer after the corporate action becomes effective.
     (Added to NRS by 1995, 2087)

     NRS  92A.340  COMPUTATION  OF  INTEREST.  Interest  payable pursuant to NRS
                                                                             ---
92A.300  to  92A.500, inclusive, must be computed from the effective date of the
-------      -------
action until the date of payment, at the average rate currently paid by the entity on its principal bank loans or, if it has no bank loans, at a rate that is fair and equitable under all of the circumstances.
     (Added to NRS by 1995, 2087)

     NRS 92A.350 RIGHTS OF DISSENTING PARTNER OF DOMESTIC LIMITED PARTNERSHIP. A partnership agreement of a domestic limited partnership or, unless otherwise provided in the partnership agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the partnership interest of a dissenting general or limited partner of a domestic limited partnership are available for any class or group of partnership interests in connection with any merger or exchange in which the domestic limited partnership is a constituent entity.
     (Added to NRS by 1995, 2088)

     NRS  92A.360  RIGHTS  OF  DISSENTING  MEMBER  OF DOMESTIC LIMITED-LIABILITY
COMPANY. The articles of organization or operating agreement of a domestic limited-liability company or, unless otherwise provided in the articles of organization or operating agreement, an agreement of merger or exchange, may provide that contractual rights with respect to the interest of a dissenting member are available in connection with any merger or exchange in which the domestic limited-liability company is a constituent entity.
     (Added to NRS by 1995, 2088)

     NRS 92A.370 RIGHTS OF DISSENTING MEMBER OF DOMESTIC NONPROFIT CORPORATION.
     1. Except as otherwise provided in subsection 2, and unless otherwise provided in the articles or bylaws, any member of any constituent domestic nonprofit corporation who voted against the merger may, without prior notice, but within 30 days after the effective date of the merger, resign from membership and is thereby excused from all contractual obligations to the constituent or surviving corporations which did not occur before his resignation and is thereby entitled to those rights, if any, which would have existed if there had been no merger and the membership had been terminated or the member had been expelled.
     2. Unless otherwise provided in its articles of incorporation or bylaws, no member of a domestic nonprofit corporation, including, but not limited to, a cooperative corporation, which supplies services described in chapter 704 of NRS
                                                              ------------------
to its members only, and no person who is a member of a domestic nonprofit corporation as a condition of or by reason of the ownership of an interest in real property, may resign and dissent pursuant to subsection 1.
     (Added to NRS by 1995, 2088)

     NRS 92A.380 RIGHT OF STOCKHOLDER TO DISSENT FROM CERTAIN CORPORATE ACTIONS AND TO OBTAIN PAYMENT FOR SHARES.
     1.  Except  as  otherwise  provided  in  NRS  92A.370  and  92A.390,  any
                                              ------------       -------
stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of any of the following corporate actions:
     (a) Consummation of a conversion or plan of merger to which the domestic corporation is a constituent entity:
               (1) If approval by the stockholders is required for the conversion or merger by NRS 92A.120 to 92A.160, inclusive, or the articles of
                           -----------    -------
incorporation, regardless of whether the stockholder is entitled to vote on the conversion or plan of merger; or
               (2) If the domestic corporation is a subsidiary and is merged with its parent pursuant to NRS 92A.180.
                            ------------
     (b) Consummation of a plan of exchange to which the domestic corporation is a constituent entity as the corporation whose subject owner's interests will be acquired, if his shares are to be acquired in the plan of exchange.
     (c) Any corporate action taken pursuant to a vote of the stockholders to the extent that the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.
     2. A stockholder who is entitled to dissent and obtain payment pursuant to NRS 92A.300 to 92A.500, inclusive, may not challenge the corporate action
------------      -------
creating his entitlement unless the action is unlawful or fraudulent with respect to him or the domestic corporation.
     (Added to NRS by 1995, 2087; A 2001, 1414, 3199; 2003, 3189)
                                          ----  ----        ----

     NRS 92A.390 LIMITATIONS ON RIGHT OF DISSENT: STOCKHOLDERS OF CERTAIN CLASSES OR SERIES; ACTION OF STOCKHOLDERS NOT REQUIRED FOR PLAN OF MERGER.
     1. There is no right of dissent with respect to a plan of merger or exchange in favor of stockholders of any class or series which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting at which the plan of merger or exchange is to be acted on, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held by at least 2,000 stockholders of record, unless:
     (a) The articles of incorporation of the corporation issuing the shares provide otherwise; or
     (b) The holders of the class or series are required under the plan of merger or exchange to accept for the shares anything except:
               (1) Cash, owner's interests or owner's interests and cash in lieu of fractional owner's interests of:
                    (I)  The surviving or acquiring entity; or
                    (II) Any other entity which, at the effective date of the plan of merger or exchange, were either listed on a national securities exchange, included in the national market system by the National Association of Securities Dealers, Inc., or held of record by a least 2,000 holders of owner's interests of record; or

               (2) A combination of cash and owner's interests of the kind described in sub-subparagraphs (I) and (II) of subparagraph (1) of paragraph
(b).
     2. There is no right of dissent for any holders of stock of the surviving domestic corporation if the plan of merger does not require action of the stockholders of the surviving domestic corporation under NRS 92A.130.
                                                         -----------
     (Added to NRS by 1995, 2088)

     NRS 92A.400 LIMITATIONS ON RIGHT OF DISSENT: ASSERTION AS TO PORTIONS ONLY TO SHARES REGISTERED TO STOCKHOLDER; ASSERTION BY BENEFICIAL STOCKHOLDER.
     1. A stockholder of record may assert dissenter's rights as to fewer than all of the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the subject corporation in writing of the name and address of each person on whose behalf he asserts dissenter's rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different stockholders.
     2. A beneficial stockholder may assert dissenter's rights as to shares held on his behalf only if:
     (a) He submits to the subject corporation the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenter's rights; and
     (b) He does so with respect to all shares of which he is the beneficial stockholder or over which he has power to direct the vote.
     (Added to NRS by 1995, 2089)

     NRS  92A.410  NOTIFICATION  OF  STOCKHOLDERS  REGARDING  RIGHT  OF DISSENT.
     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, the notice of the meeting must state that stockholders are or may be entitled to assert dissenters' rights under NRS
                                                                             ---
92A.300  to  92A.500,  inclusive,  and  be  accompanied  by  a  copy  of  those
-------      -------
sections.
     2. If the corporate action creating dissenters' rights is taken by written consent of the stockholders or without a vote of the stockholders, the domestic corporation shall notify in writing all stockholders entitled to assert dissenters' rights that the action was taken and send them the dissenter's notice described in NRS 92A.430.
                    ------------
     (Added to NRS by 1995, 2089; A 1997, 730)

     NRS 92A.420 PREREQUISITES TO DEMAND FOR PAYMENT FOR SHARES.
     1. If a proposed corporate action creating dissenters' rights is submitted to a vote at a stockholders' meeting, a stockholder who wishes to assert dissenter's rights:
     (a) Must deliver to the subject corporation, before the vote is taken, written notice of his intent to demand payment for his shares if the proposed action is effectuated; and
     (b)  Must not vote his shares in favor of the proposed action.
     2. A stockholder who does not satisfy the requirements of subsection 1 and NRS 92A.400 is not entitled to payment for his shares under this chapter.
-----------
     (Added to NRS by 1995, 2089; 1999, 1631)
                                        ----

     NRS 92A.430 DISSENTER'S NOTICE: DELIVERY TO STOCKHOLDERS ENTITLED TO ASSERT RIGHTS; CONTENTS.
     1. If a proposed corporate action creating dissenters' rights is authorized at a stockholders' meeting, the subject corporation shall deliver a written dissenter's notice to all stockholders who satisfied the requirements to assert those rights.
     2. The dissenter's notice must be sent no later than 10 days after the effectuation of the corporate action, and must:
     (a) State where the demand for payment must be sent and where and when certificates, if any, for shares must be deposited;
     (b) Inform the holders of shares not represented by certificates to what extent the transfer of the shares will be restricted after the demand for payment is received;
     (c) Supply a form for demanding payment that includes the date of the first announcement to the news media or to the stockholders of the terms of the proposed action and requires that the person asserting dissenter's rights certify whether or not he acquired beneficial ownership of the shares before that date;
     (d) Set a date by which the subject corporation must receive the demand for payment, which may not be less than 30 nor more than 60 days after the date the notice is delivered; and
     (e)  Be accompanied by a copy of NRS 92A.300 to 92A.500, inclusive.
                                      -----------    -------
     (Added to NRS by 1995, 2089)

     NRS 92A.440 DEMAND FOR PAYMENT AND DEPOSIT OF CERTIFICATES; RETENTION OF RIGHTS OF STOCKHOLDER.
     1.   A stockholder to whom a dissenter's notice is sent must:
     (a)  Demand payment;
     (b) Certify whether he or the beneficial owner on whose behalf he is dissenting, as the case may be, acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice for this certification; and
     (c) Deposit his certificates, if any, in accordance with the terms of the notice.
     2. The stockholder who demands payment and deposits his certificates, if any, before the proposed corporate action is taken retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
     3. The stockholder who does not demand payment or deposit his certificates where required, each by the date set forth in the dissenter's notice, is not entitled to payment for his shares under this chapter.
     (Added to NRS by 1995, 2090; A 1997, 730; 2003, 3189)
                                                     ----

     NRS 92A.450 UNCERTIFICATED SHARES: AUTHORITY TO RESTRICT TRANSFER AFTER DEMAND FOR PAYMENT; RETENTION OF RIGHTS OF STOCKHOLDER.
     1. The subject corporation may restrict the transfer of shares not represented by a certificate from the date the demand for their payment is received.
     2. The person for whom dissenter's rights are asserted as to shares not represented by a certificate retains all other rights of a stockholder until those rights are cancelled or modified by the taking of the proposed corporate action.
     (Added to NRS by 1995, 2090)

     NRS 92A.460 PAYMENT FOR SHARES: GENERAL REQUIREMENTS.
     1.  Except  as  otherwise  provided  in  NRS  92A.470, within 30 days after
                                              -----------
receipt of a demand for payment, the subject corporation shall pay each dissenter who complied with NRS 92A.440 the amount the subject corporation
                                ------------
estimates to be the fair value of his shares, plus accrued interest. The obligation of the subject corporation under this subsection may be enforced by the district court:
     (a)  Of the county where the corporation's registered office is located; or
     (b) At the election of any dissenter residing or having its registered office in this state, of the county where the dissenter resides or has its registered office. The court shall dispose of the complaint promptly.
     2.   The payment must be accompanied by:
     (a) The subject corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, a statement of income for that year, a statement of changes in the stockholders' equity for that year and the latest available interim financial statements, if any;
     (b) A statement of the subject corporation's estimate of the fair value of the shares;
     (c)  An explanation of how the interest was calculated;
     (d)  A  statement  of  the  dissenter's  rights to demand payment under NRS
                                                                             ---
92A.480; and
-------
     (e)  A copy of NRS 92A.300 to 92A.500, inclusive.
                     ----------    -------
     (Added to NRS by 1995, 2090)

     NRS 92A.470 PAYMENT FOR SHARES: SHARES ACQUIRED ON OR AFTER DATE OF DISSENTER'S NOTICE.
     1. A subject corporation may elect to withhold payment from a dissenter unless he was the beneficial owner of the shares before the date set forth in the dissenter's notice as the date of the first announcement to the news media or to the stockholders of the terms of the proposed action.
     2. To the extent the subject corporation elects to withhold payment, after taking the proposed action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The subject corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenters' right to demand payment pursuant to NRS 92A.480.
                                                    -----------
     (Added to NRS by 1995, 2091)

     NRS 92A.480 DISSENTER'S ESTIMATE OF FAIR VALUE: NOTIFICATION OF SUBJECT CORPORATION; DEMAND FOR PAYMENT OF ESTIMATE.
     1. A dissenter may notify the subject corporation in writing of his own estimate of the fair value of his shares and the amount of interest due, and demand payment of his estimate, less any payment pursuant to NRS 92A.460, or
                                                             -----------
reject the offer pursuant to NRS 92A.470 and demand payment of the fair value of
                             -----------
his shares and interest due, if he believes that the amount paid pursuant to NRS
                                                                             ---
92A.460  or  offered  pursuant to NRS 92A.470 is less than the fair value of his
-------                           -----------
shares or that the interest due is incorrectly calculated.
     2. A dissenter waives his right to demand payment pursuant to this section unless he notifies the subject corporation of his demand in writing within 30 days after the subject corporation made or offered payment for his shares.
     (Added to NRS by 1995, 2091)

     NRS 92A.490 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: DUTIES OF SUBJECT CORPORATION; POWERS OF COURT; RIGHTS OF DISSENTER.
     1. If a demand for payment remains unsettled, the subject corporation shall commence a proceeding within 60 days after receiving the demand and petition the court to determine the fair value of the shares and accrued interest. If the subject corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.
     2. A subject corporation shall commence the proceeding in the district court of the county where its registered office is located. If the subject corporation is a foreign entity without a resident agent in the state, it shall commence the proceeding in the county where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign entity was located.
     3. The subject corporation shall make all dissenters, whether or not residents of Nevada, whose demands remain unsettled, parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.
     4. The jurisdiction of the court in which the proceeding is commenced under subsection 2 is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment thereto. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.
     5. Each dissenter who is made a party to the proceeding is entitled to a judgment:
     (a) For the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the subject corporation; or
     (b) For the fair value, plus accrued interest, of his after-acquired shares for which the subject corporation elected to withhold payment pursuant to NRS
                                                                             ---
92A.470.
--------
     (Added to NRS by 1995, 2091)

     NRS 92A.500 LEGAL PROCEEDING TO DETERMINE FAIR VALUE: ASSESSMENT OF COSTS AND FEES.
     1. The court in a proceeding to determine fair value shall determine all of the costs of the proceeding, including the reasonable compensation and expenses of any appraisers appointed by the court. The court shall assess the costs against the subject corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously or not in good faith in demanding payment.
     2.  The  court  may  also  assess  the fees and expenses of the counsel and experts  for  the  respective parties, in amounts the court finds equitable: (a)
Against the subject corporation and in favor of all dissenters if the court finds the subject corporation did not substantially comply with the requirements of NRS 92A.300 to 92A.500, inclusive; or
   -----------    -------
     (b) Against either the subject corporation or a dissenter in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by NRS 92A.300 to 92A.500, inclusive.
                                  -----------    -------
     3. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the subject corporation, the court may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.
     4.  In  a  proceeding  commenced  pursuant  to  NRS  92A.460, the court may
                                                     ------------
assess  the  costs  against  the  subject corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.
     5. This section does not preclude any party in a proceeding commenced pursuant to NRS 92A.460 or 92A.490 from applying the provisions of N.R.C.P. 68
              -----------    -------                                 -----------
or NRS 17.115.
   -----------
     (Added to NRS by 1995, 2092)